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EXHIBIT 99-2

Management's Discussion and Analysis for the fiscal year ended December 31, 2017, dated March 1, 2018

MANAGEMENT'S DISCUSSION AND ANALYSIS March 1, 2018

This Management's Discussion and Analysis (this MD&A) should be read in conjunction with Suncor's December 31, 2017 audited Consolidated Financial Statements and the accompanying notes. Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated March 1, 2018 (the 2017 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and our website, www.suncor.com. Information on or connected to our website, even if referred to in this MD&A, does not constitute part of this MD&A.

References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., its subsidiaries, partnerships and joint arrangements, unless the context requires otherwise. For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

14  2017 ANNUAL REPORT   Suncor Energy Inc.

MD&A – Table of Contents

16	Financial and Operating Summary

19	Suncor Overview

22	Financial Information

27	Segment Results and Analysis

40	Fourth Quarter 2017 Analysis

42	Quarterly Financial Data

45	Capital Investment Update

48	Financial Condition and Liquidity

53	Accounting Policies and Critical Accounting Estimates

56	Risk Factors

65	Other Items

67	Advisories

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted.

References to Oil Sands operations exclude Suncor's interest in Syncrude operations.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Syncrude cash operating costs, refining margin, refining operating expense, discretionary free funds flow, and last-in, first-out (LIFO) – are not prescribed by GAAP. Operating earnings (loss) is defined in the Advisories – Non-GAAP Financial Measures section of this MD&A and reconciled to GAAP measures in the Financial Information and Segment Results and Analysis sections of this MD&A. Oil Sands operations cash operating costs, Syncrude cash operating costs and LIFO are defined in the Advisories – Non-GAAP Financial Measures section of this MD&A and reconciled to GAAP measures in the Segment Results and Analysis section of this MD&A. ROCE, funds from (used in) operations, discretionary free funds flow, refining margin and refining operating expense are defined and reconciled to GAAP measures in the Advisories – Non-GAAP Financial Measures section of this MD&A.

Measurement Conversions

Crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf in this MD&A. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories – Measurement Conversions section of this MD&A.

Common Abbreviations

For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

Risks and Forward-Looking Information

The company's financial and operational performance is potentially affected by a number of factors, including, but not limited to, the factors described in the Risk Factors section of this MD&A.

This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor's other disclosure documents, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Advisories – Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

2017 ANNUAL REPORT   Suncor Energy Inc.  15

1. FINANCIAL AND OPERATING SUMMARY

Financial Summary

Year ended December 31 ($ millions, except per share amounts)	2017	2016	2015

Gross Revenues	32 982	27 072	29 589

Royalties	(931)	(265)	(381)

Operating revenues, net of royalties	32 051	26 807	29 208

Net earnings (loss)	4 458	445	(1 995)

per common share – basic	2.68	0.28	(1.38)

per common share – diluted	2.68	0.28	(1.38)

Operating earnings (loss)(1)	3 188	(83)	1 465

per common share – basic	1.92	(0.05)	1.01

Funds from operations(1)	9 139	5 988	6 806

per common share – basic	5.50	3.72	4.71

Cash flow provided by operating activities	8 966	5 680	6 884

per common share – basic	5.40	3.53	4.76

Dividends paid on common shares	2 124	1 877	1 648

per common share – basic	1.28	1.16	1.14

Weighted average number of common shares in millions – basic	1 661	1 610	1 446

Weighted average number of common shares in millions – diluted	1 665	1 612	1 447

ROCE(1) (%)	6.7	0.4	0.5

ROCE(1), excluding major projects in progress (%)	8.6	0.5	0.6

Capital Expenditures(2)	5 822	5 986	6 220

Sustaining	2 916	2 275	2 602

Growth	2 906	3 711	3 618

Discretionary free funds flow(1)	4 056	1 797	2 556

Balance Sheet (at December 31)

Total assets	89 494	88 702	77 527

Long-term debt(3)	13 443	16 157	14 556

Net debt	12 907	14 414	11 254

Total liabilities	44 111	44 072	38 488

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Excludes capitalized interest.

(3)
Includes current portion of long-term debt.

16  2017 ANNUAL REPORT   Suncor Energy Inc.

Operating Summary

Year ended December 31	2017	2016	2015

Production Volumes (mboe/d)

Oil Sands	563.7	504.9	463.4

Exploration and Production	121.6	117.9	114.4

Total	685.3	622.8	577.8

Production Mix

Crude oil and liquids / natural gas (%)	100/0	99/1	99/1

Average Price Realizations(1) ($/boe)

Oil Sands operations	54.24	39.97	48.78

Syncrude	66.05	56.38	59.74

Exploration and Production	66.20	53.34	60.53

Refinery crude oil processed (mbbls/d)	441.2	428.6	432.1

Refinery Utilization(2) (%)

Eastern North America	93	92	94

Western North America	98	94	93

	96	93	94

(1)
Net of transportation costs, but before royalties.

(2)
Refinery utilization is the amount of crude oil run through crude distillation units, expressed as a percentage of the nameplate capacity of these units.

2017 ANNUAL REPORT   Suncor Energy Inc.  17

Segment Summary

Year ended December 31 ($ millions)	2017	2016	2015

Net earnings (loss)

Oil Sands	1 009	(1 149)	(856)

Exploration and Production	732	190	(758)

Refining and Marketing	2 658	1 890	2 306

Corporate, Energy Trading and Eliminations	59	(486)	(2 687)

Total	4 458	445	(1 995)

Operating earnings (loss)(1)

Oil Sands	954	(1 109)	(111)

Exploration and Production	746	10	7

Refining and Marketing	2 164	1 890	2 274

Corporate, Energy Trading and Eliminations	(676)	(874)	(705)

Total	3 188	(83)	1 465

Funds from (used in) operations(1)

Oil Sands	4 738	2 669	2 835

Exploration and Production	1 725	1 313	1 386

Refining and Marketing	2 841	2 606	2 921

Corporate, Energy Trading and Eliminations	(165)	(600)	(336)

Total	9 139	5 988	6 806

Cash flow provided by (used in) operating activities

Oil Sands	4 287	2 286	2 808

Exploration and Production	1 712	1 373	1 708

Refining and Marketing	4 404	3 393	3 227

Corporate, Energy Trading and Eliminations	(1 437)	(1 372)	(859)

Total	8 966	5 680	6 884

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

18  2017 ANNUAL REPORT   Suncor Energy Inc.

2. SUNCOR OVERVIEW

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. We are strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, we explore for, acquire, develop, produce and market crude oil and natural gas in Canada and internationally; we transport and refine crude oil, and we market petroleum and petrochemical products primarily in Canada. We also conduct energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts. We also operate a renewable energy business as part of our overall portfolio of assets.

For a description of Suncor's business segments, refer to the Segment Results and Analysis section of this MD&A.

Suncor's Strategy

We are committed to delivering competitive and sustainable returns to shareholders by focusing on capital discipline, operational excellence and long-term profitable growth, and by leveraging our competitive advantages: an industry-leading long-life, low-decline oil sands reserves base, a highly efficient, tightly integrated downstream, a focused offshore business that provides geographic and cash flow diversification, financial strength, industry expertise and a commitment to sustainability. Key components of Suncor's strategy include:

•
Profitably operate and develop our reserves – Suncor's growth and development plan is focused on projects and initiatives, such as the Fort Hills and Hebron ramp ups and asset optimization with Syncrude, that are expected to provide long-term profitability for the company. The company's significant long-life reserves base and industry expertise in oil sands has laid the groundwork for achieving this growth. Suncor's economies of scale have also allowed us to focus on near-term oil sands growth through low-cost efficiency improvements and expansion projects.

•
Optimize value through integration – From the ground to the gas station, Suncor optimizes its profit along each step of the value chain through oil sands, offshore and downstream integration, which helps to cushion Suncor from the effects of western Canadian crude price differentials. As upstream production grows, securing access to global pricing through the company's refining operations and midstream logistics network helps to maximize profit on each upstream barrel.

•
Achieve industry-leading unit costs in each business segment – Through a focus on operational excellence, Suncor is aiming to get the most out of our operations. Driving down costs and a continued focus on improved productivity and reliability will help to achieve this.

•
Industry leader in sustainable development – Suncor is focused on triple bottom line sustainability, which means leadership and industry collaboration in environmental performance, social responsibility and creating a strong economy.

2017 Highlights

Financial results summary

•
In 2017, Suncor delivered its strongest financial results in more than three years, resulting from improved benchmarks for crude oil pricing and refinery crack spreads, several new production and sales records in 2017 and the sustainment of cost savings achieved between 2014 and 2016.

•
Annual records established in 2017 include: total upstream production of 685,300 boe/d, refinery crude throughput of 441,200 bbls/d and record wholesale and retail sales volumes in Canada.

•
Net earnings for 2017 were $4.458 billion, compared to $445 million in 2016.

•
Operating earnings(1) in 2017 were $3.188 billion, compared to an operating loss(1) of $83 million in 2016.

•
Funds from operations(1) for 2017 was $9.139 billion, compared to $5.988 billion in 2016. Cash flow provided by operating activities, which includes changes in non-cash working capital, for 2017 was $8.966 billion, compared to $5.680 billion in 2016.

•
ROCE(1) (excluding major projects in progress) improved to 8.6% for 2017, compared to 0.5% in 2016.

Production successfully achieved at both of Suncor's key growth projects, Fort Hills and Hebron, with focus now shifting to the safe and reliable production ramp up.

•
At Fort Hills, the mining and primary extraction assets began producing during 2017 and the first of three secondary extraction trains was successfully brought online subsequent to the end of the year. Paraffinic froth-treated bitumen is now being produced and shipped to market and Fort Hills is expected to reach 90% of production capacity by the end of 2018.

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

2017 ANNUAL REPORT   Suncor Energy Inc.  19

•
First oil at Hebron was achieved ahead of schedule and production continues to ramp up following favourable initial results. The peak production rate is expected to be more than 30,000 bbls/d, net to Suncor, following a ramp up phase of several years.

•
During the fourth quarter of 2017, the Fort Hills partners successfully resolved their commercial funding dispute and reached an agreement whereby Suncor and Teck Resources Limited (Teck) each acquired additional working interests in the Fort Hills project from Total E&P Canada Ltd. (Total). Under the terms of the agreement, which was executed on December 21, 2017, Suncor's share increased to 53.06% at the end of 2017 and, subsequent to the end of the year, increased by a further 0.49%.

Oil Sands production increased to 563,700 bbls/d in 2017, compared to 504,900 bbls/d in 2016, representing a new annual production record.

•
Oil Sands operations production increased to 429,400 bbls/d in 2017 combined with upgrader reliability of 91%. Production in 2016 was 374,800 bbls/d and was impacted by the forest fires in the Fort McMurray area.

•
Oil Sands operations cash operating costs per barrel(1) decreased to $23.80 in 2017, from $26.50 in 2016, and were the lowest in over a decade. The decrease was primarily a result of increased Oil Sands operations production, combined with the company's ability to sustain the cost reductions achieved in recent years.

•
Reliability at Syncrude continues to be a focus, and the company began efforts in 2017 to work with the other Syncrude owners on a framework to drive operating efficiencies, improve performance and develop regional synergies. In 2017, bitumen from MacKay River was successfully processed through the Syncrude upgrader and Syncrude intermediate production was handled by Oil Sands operations to assist in inventory management, demonstrating potential synergies between the two companies.

•
Subsequent to the end of the year, Suncor acquired an additional 5% interest in Syncrude from Mocal Energy Limited (Mocal) for US$730 million, or approximately $925 million, subject to closing adjustments. The transaction adds 17,500 bbls/d of SCO capacity and increases the company's ownership interest to 58.74%.

Suncor generated $2.1 billion in proceeds from the sale of non-core assets in 2017.

•
In 2017, Suncor closed the sale of its Petro-Canada Lubricants Inc. (lubricants) business for gross proceeds of $1.125 billion and completed the sale of its interests in both the Cedar Point and Ripley wind facilities for combined proceeds of $339 million.

•
In 2017, Suncor completed the sale of a combined 49% interest in the East Tank Farm Development (ETFD) to the Fort McKay and Mikisew Cree First Nations for proceeds of $503 million. This mutually beneficial agreement represents the most significant business investment ever made in Canada by First Nations and demonstrates Suncor's commitment to sustainable resource development in partnership with the community.

•
The proceeds from the sales of non-core assets were combined with the issuance of US$750 million of 4.00% senior unsecured notes, due in 2047, and used for the early redemption of more than $3.0 billion of long-term debt, originally due in 2018. The net decrease in long-term debt is expected to reduce future financing costs and provide additional balance sheet flexibility.

Refining and Marketing (R&M) attained several new records in 2017 and achieved 96% average refinery utilization.

•
Record crude throughput of 441,200 bbls/d was achieved in 2017, compared to 428,600 bbls/d in the prior year. The increase was a result of improved reliability in 2017 and allowed the company to take advantage of an improved business environment.

•
Strong product demand helped R&M establish new sales volume records at its Retail and Wholesale operations in Canada.

Exploration and Production (E&P) delivered strong results in 2017 and continues to evaluate low-cost development opportunities.

•
Production increased to 121,600 boe/d in 2017, compared to 117,900 boe/d in 2016, primarily due to production from East Coast Canada development drilling, increased production in Libya and first oil from the Hebron project later in 2017 offsetting natural declines for the U.K. and East Coast Canada assets.

•
Operating costs reduced by 14%, primarily as a result of continued focus on cost reduction efforts and a stronger Canadian dollar compared with the British pound that reduced expenses in the U.K.

•
The West White Rose Project was sanctioned during the second quarter of 2017, with first oil targeted in 2022, and the company continued to advance development work at the Oda project in Norway and pre-sanction design work on the Rosebank future development project in the U.K.

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

20  2017 ANNUAL REPORT   Suncor Energy Inc.

Suncor returned additional value to shareholders in 2017 through increased dividends and share repurchases.

•
Discretionary free funds flow(1), which represents funds from operations less sustaining capital and dividends, improved to $4.056 billion in 2017, compared to $1.797 billion in 2016.

•
The company commenced a Normal Course Issuer Bid (NCIB) in the second quarter of 2017, and repurchased $1.413 billion of its own shares for cancellation during 2017.

•
The company paid $2.124 billion in dividends in 2017, with a 10% increase in the dividend per share over the prior year.

•
Subsequent to the end of the year, Suncor's Board of Directors approved a quarterly dividend of $0.36 per common share, which represents an increase of 12.5% over the quarterly 2017 dividend, and also approved a further $2.0 billion share repurchase program, continuing to demonstrate the company's ability to generate cash flow and commitment to return cash to shareholders.

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

2017 ANNUAL REPORT   Suncor Energy Inc.  21

3. FINANCIAL INFORMATION

Net Earnings

Suncor's net earnings in 2017 were $4.458 billion, compared to $445 million in 2016. Net earnings were impacted by the same factors that influenced operating earnings, which are described below. Other items affecting net earnings in 2017 and 2016 included:

•
An after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt of $702 million, compared to an after-tax gain of $524 million for 2016.

•
In 2017, the company recorded a combined after-tax gain of $437 million related to the sale of the company's lubricants business and the company's interest in the Cedar Point Wind facility.

•
In 2017, the company recorded an adjustment to its deferred income taxes of $124 million related to tax reform legislation in the U.S., with the most significant impact resulting from a decrease in the corporate income tax rate from 35% to 21%. In 2016, the U.K. government enacted a decrease in the supplementary charge on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 50% to 40%, resulting in an adjustment to the company's deferred income taxes of $180 million.

•
The company received after-tax property damage insurance proceeds of $55 million ($76 million before tax) during 2017 related to a facility incident at Syncrude that occurred during the first quarter of 2017, which is included in the Oil Sands segment.

•
During 2017, the company redeemed $3.2 billion in long-term debt, comprised of notes with aggregate principal amounts of US$1.250 billion, US$600 million and $700 million, originally due in 2018. As a result of the early redemption, the company incurred an after-tax charge of $28 million, net of associated realized foreign currency hedges, in the Corporate segment. In 2016, the company recorded a $73 million after-tax charge for the early repayment of long-term debt acquired as part of the Canadian Oil Sands Limited (COS) acquisition.

•
In 2017, the company recognized an after-tax loss on forward interest rate swaps of $20 million in the Corporate segment due to changes in long-term interest rates; the non-cash after-tax gain on forward interest rate swaps due to an increase in long-term interest rates was $6 million in 2016.

•
In 2016, the company recorded after-tax derecognition charges of $40 million on certain upgrading and logistics assets in the Oil Sands segment, as well as $31 million in the Corporate segment relating to an initial investment in an undeveloped pipeline and on certain renewable energy development assets, as a result of the uncertainty of future benefits from these assets.

•
In 2016, $38 million in after-tax charges associated with the acquisition and integration of COS were recorded in the Corporate segment.

22  2017 ANNUAL REPORT   Suncor Energy Inc.

Operating Earnings

Consolidated Operating Earnings (Loss) Reconciliation(1)

Year ended December 31 ($ millions)	2017	2016	2015

Net earnings (loss) as reported	4 458	445	(1 995)

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(702)	(524)	1 930

Derecognition and impairments(2)	—	71	1 599

Gain (loss) on interest rate swaps	20	(6)	—

Impact of income tax adjustments on deferred income taxes(3)	(124)	(180)	17

Non-cash loss on early payment of long-term debt	28	73	—

COS acquisition and integration costs	—	38	—

Restructuring charges(4)	—	—	57

Recognition of insurance proceeds(5)	(55)	—	(75)

Gain on significant disposals(6)	(437)	—	(68)

Operating earnings (loss)(1)	3 188	(83)	1 465

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
In 2015, the company recorded after-tax impairment charges against property, plant and equipment and exploration and evaluation assets of $359 million on White Rose, $331 million on Golden Eagle and $54 million on Terra Nova, primarily as a result of impacts of a decline in the crude oil price forecast. In addition, impairment charges of $290 million were recorded against the Joslyn mining project and $54 million on the Ballicatters well, due to uncertainty on the timing and likelihood of development plans, and $96 million in Oil Sands following a review of certain assets that no longer fit with Suncor's growth strategies, and which could not be repurposed or otherwise deployed. In 2015, as a result of shut-in production due to the continued closure of certain Libyan export terminals, escalating political unrest, and increased uncertainty with respect to the company's return to normal operations in the country, the company recorded an after-tax impairment charge of $415 million against property, plant and equipment and exploration and evaluation assets.

(3)
In 2015, the company recorded a $423 million deferred income tax charge related to a 2% increase in the Alberta corporate income tax rate. Also in 2015, the company recorded a $406 million deferred income tax recovery in the E&P segment related to a reduction in the U.K. tax rate from 62% to 50%.

(4)
In 2015, the company recorded after-tax restructuring charges of $57 million in the Corporate segment related to cost reduction initiatives.

(5)
In 2015, Suncor recorded after-tax insurance proceeds of $75 million in the E&P segment related to a claim on the Terra Nova asset.

(6)
In 2015, the company recorded an after-tax gain of $68 million in the R&M segment on the disposal of the company's share of certain assets and liabilities of Pioneer Energy.

Bridge Analysis of Consolidated Operating Earnings (Loss) ($ millions)(1)

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

2017 ANNUAL REPORT   Suncor Energy Inc.  23

Suncor's consolidated operating earnings in 2017 were $3.188 billion, compared to an operating loss of $83 million in the prior year. The increase was primarily due to significantly improved benchmark crude pricing, favourable crack spreads, higher upstream production, lower DD&A, a decrease in exploration expense and higher sales volumes at R&M, including new annual sales records for wholesale and retail volumes in Canada. These factors were partially offset by the impact of a stronger Canadian dollar, an increase in operating expenses, which was primarily due to the acquisition of additional working interests in Syncrude in 2016 and increased maintenance costs at Syncrude, an increase in royalties and the impact of the sale of the lubricants business. Operating earnings in the prior year were significantly impacted by the production shut-in associated with the forest fires in the Fort McMurray area and the current year was significantly impacted by a facility incident which occurred at Syncrude in the first quarter of 2017.

Funds from Operations

Consolidated funds from operations for 2017 were $9.139 billion, compared to $5.988 billion in 2016, and, after removing the effect of non-cash expenses primarily related to DD&A, were impacted by the same factors as operating earnings described above. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $8.966 billion in 2017, compared to $5.680 billion in 2016.

Results for 2016 compared to 2015

Net earnings in 2016 were $445 million, compared to a net loss of $1.995 billion in 2015. The decrease in net earnings was mainly due to the same factors impacting operating earnings described below, as well as the net earnings adjustments impacting 2016 and 2015, which are described in the table above.

An operating loss of $83 million was recorded in 2016, compared to operating earnings of $1.465 billion in 2015. The decrease was primarily due to lower upstream price realizations, the impact of shut-in production associated with the forest fires in the Fort McMurray area in the second quarter of 2016 and weaker benchmark crack spreads. These factors were partially offset by lower operating costs across the company's operations, a first-in, first-out (FIFO) gain in downstream operations, when compared to a FIFO loss in the prior year, higher refined product location differentials and higher E&P production. Significantly increased production from Syncrude due to the acquisition of additional working interests in 2016 combined with improved upgrader reliability in the second half of the year was offset by the additional operating expenses and DD&A associated with increased production, as well as the production shut-in due to the forest fires.

Consolidated funds from operations for 2016 were $5.988 billion, compared to $6.806 billion in 2015. Funds from operations were impacted by the same factors as operating earnings, after removing the impact of non-cash expenses primarily related to DD&A. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $5.680 billion in 2016, compared to $6.884 billion in 2015.

24  2017 ANNUAL REPORT   Suncor Energy Inc.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

Average for the year ended December 31	2017	2016	2015

WTI crude oil at Cushing (US$/bbl)	50.95	43.35	48.75

Dated Brent Crude (US$/bbl)	54.25	43.75	52.40

Dated Brent/Maya FOB price differential (US$/bbl)	7.70	7.50	9.50

MSW at Edmonton (Cdn$/bbl)	63.20	51.90	57.60

WCS at Hardisty (US$/bbl)	38.95	29.55	35.25

Light/heavy differential for WTI at Cushing less WCS at Hardisty (US$/bbl)	11.95	13.85	13.50

Condensate at Edmonton (US$/bbl)	51.55	42.50	47.35

Natural gas (Alberta spot) at AECO (Cdn$/mcf)	2.15	2.15	2.65

Alberta Power Pool Price (Cdn$/MWh)	22.15	18.20	33.40

New York Harbor 3-2-1 crack(1) (US$/bbl)	17.70	14.05	19.70

Chicago 3-2-1 crack(1) (US$/bbl)	16.30	12.60	18.50

Portland 3-2-1 crack(1) (US$/bbl)	22.15	16.50	25.15

Gulf Coast 3-2-1 crack(1) (US$/bbl)	17.65	13.40	18.35

Exchange rate (US$/Cdn$)	0.77	0.75	0.78

Exchange rate (end of period) (US$/Cdn$)	0.80	0.74	0.72

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand of sweet SCO from Western Canada. WTI increased to US$50.95/bbl in 2017, compared to US$43.35/bbl in 2016.

Suncor also produces a specific grade of sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton increased to $63.20/bbl compared to $51.90/bbl in the prior year and prices for WCS at Hardisty increased to US$38.95/bbl from US$29.55/bbl in 2016.

Bitumen production that Suncor does not upgrade is blended with diluent to facilitate delivery on pipeline systems. Net bitumen price realizations are therefore influenced by both prices for Canadian heavy crude oil (WCS at Hardisty is a common reference) and prices for diluent (Condensate at Edmonton and SCO) and pipeline tolls. Bitumen price realizations can also be affected by bitumen quality and spot sales.

Suncor's price realizations for production from East Coast Canada and E&P International assets are influenced primarily by the price for Brent crude. Brent crude pricing increased over the prior year and averaged US$54.25/bbl in 2017, compared to US$43.75/bbl in 2016.

Suncor's price realizations for E&P Canada natural gas production are primarily referenced to Alberta spot at AECO. Natural gas is also used in the company's Oil Sands and Refining operations. The AECO benchmark averaged $2.15/mcf in both 2017 and 2016.

Suncor's refining margins are influenced by 3-2-1 crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillate, and by light/heavy and light/sour crude differentials. More complex refineries can earn greater margins by processing less expensive, heavier crudes. Crack spreads do not necessarily reflect the margins of a specific refinery. Crack spreads are based on current crude feedstock prices whereas actual refining margins are based on FIFO, where a delay exists between the time that feedstock is purchased and when it is processed and sold to a third party. Specific refinery margins are further impacted by actual crude purchase costs, refinery configuration and refined products sales markets unique to that refinery. Average market crack spreads increased in 2017 compared to 2016, resulting in a positive impact to refining margins.

Excess electricity produced in Suncor's Oil Sands business is sold to the Alberta Electric System Operator (AESO), with the proceeds netted against the Oil Sands operations cash operating costs per barrel metric. The Alberta power pool

2017 ANNUAL REPORT   Suncor Energy Inc.  25

price increased to an average of $22.15/MWh in 2017 from $18.20/MWh in the prior year.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. In 2017, the Canadian dollar strengthened in relation to the U.S. dollar as the average exchange rate increased to 0.77 from 0.75, which had a negative impact on price realizations for the company in 2017.

Conversely, many of Suncor's assets and liabilities, notably 65% of the company's debt, are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. An increase in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

Economic Sensitivities(1)(2)

The following table illustrates the estimated effects that changes in certain factors would have had on 2017 net earnings and funds from operations if the listed changes had occurred.

(Estimated change, in $ millions)	Net Earnings	Funds From Operations(3)

Crude oil +US$1.00/bbl	195	195

Natural gas +Cdn$0.10/mcf	(20)	(20)

Light/heavy differential +US$1.00/bbl	2	2

3-2-1 crack spreads +US$1.00/bbl	130	130

Foreign exchange +$0.01 US$/Cdn$ related to operating activities(4)	(170)	(170)

Foreign exchange on U.S. denominated debt +$0.01 US$/Cdn$	130	—

(1)
Each line item in this table shows the effects of a change in that variable only, with other variables being held consistent.

(2)
Changes for a variable imply that all such similar variables are impacted, such that Suncor's average price realizations increase uniformly. For instance, "Crude oil +US$1.00/bbl" implies that price realizations influenced by WTI, Brent, SCO, WCS, par crude at Edmonton and condensate all increase by US$1.00/bbl.

(3)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(4)
Excludes the foreign exchange impact on U.S. denominated debt.

26  2017 ANNUAL REPORT   Suncor Energy Inc.

4. SEGMENT RESULTS AND ANALYSIS

Suncor has classified its operations into the following segments:

OIL SANDS

Suncor's Oil Sands segment, with assets located in the Athabasca oil sands of northeast Alberta, recovers bitumen from mining and in situ operations and either upgrades this production into SCO for refinery feedstock and diesel fuel, or blends the bitumen with diluent for direct sale to market. The Oil Sands segment is comprised of:

•
Oil Sands operations refers to Suncor's wholly owned and operated mining, extraction, upgrading, in situ and related logistics and storage assets in the Athabasca oil sands region. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including utilities, cogeneration units, energy and reclamation.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, such as central processing facilities, cogeneration units, hot bitumen infrastructure, including insulated pipelines, diluent import lines and a cooling and blending facility; and associated storage assets such as Suncor's East Tank Farm (ETF) operations specific to In Situ. In Situ also includes development opportunities (with varying working interests) which may support future in situ production, including Meadow Creek (75%), Lewis (100%), OSLO (77.78%), various interests in Chard (25% to 50%), and a non-operated interest in Kirby (10%). Production is either upgraded by Oil Sands Base, or blended with diluent and marketed directly to customers.

•
Oil Sands ventures operations include Suncor's 53.55% interest in the Fort Hills mining project, where Suncor is the operator. The company's interest in Fort Hills increased from its previous 50.8% as a result of the agreement to resolve the commercial dispute regarding project funding among the partners. On December 21, 2017, Suncor acquired an additional 2.26% interest in accordance with the agreement, bringing Suncor's share in the project to 53.06% at December 31, 2017. On February 20, 2018, Suncor acquired an additional 0.49% interest in the Fort Hills project, in accordance with the terms of the same dispute settlement agreement. The Fort Hills project includes the mine, primary and secondary extraction facilities, and supporting infrastructure.

The ETF facility was expanded in July 2017 to support Fort Hills production. The expanded facilities that blend Fort Hills bitumen for Suncor and the other Fort Hills project partners are described as the ETFD. On November 22, 2017, the company completed the disposition of a combined 49% ownership interest in the new ETFD to the Fort McKay First Nation and the Mikisew Cree First Nation.

Oil Sands ventures operations also include Suncor's 58.74% working interest in the Syncrude oil sands mining, extraction and upgrading facilities, which increased from 53.74% subsequent to the end of 2017 due to the acquisition of an additional 5% interest from Mocal. Oil Sands ventures also includes undeveloped mining leases.

2017 ANNUAL REPORT   Suncor Energy Inc.  27

EXPLORATION AND PRODUCTION

Suncor's E&P segment consists of offshore operations off the east coast of Canada and in the North Sea, and onshore assets in North America, Libya and Syria.

•
E&P Canada operations include Suncor's 37.675% working interest in Terra Nova, which Suncor operates. Suncor also holds non-operated interests in Hibernia (20% in the base project and 19.190% in the Hibernia Southern Extension Unit (HSEU), White Rose (27.5% in the base project and 26.125% in the extensions), and Hebron (21.034%). Suncor also holds interests in several exploration licences offshore Newfoundland and Labrador. In 2017, E&P Canada also included Suncor's working interests in natural gas properties in northeast B.C., with Suncor agreeing to exchange these assets with Canbriam Energy Inc. (Canbriam) for a 37% equity interest in Canbriam subsequent to the end of 2017. The transaction is expected to close in the first quarter of 2018.

•
E&P International operations include Suncor's non-operated interests in Buzzard (29.89%), Golden Eagle Area Development (26.69%), Rosebank future development project (30%) and the Oda project (30%). The first three projects are located in the U.K. sector of the North Sea, while Oda is located in the Norwegian North Sea. Suncor also holds interests in several exploration licences offshore the U.K. and Norway. Suncor owns, pursuant to Exploration and Production Sharing Agreements (EPSAs), working interests in the exploration and development of oilfields in the Sirte Basin in Libya. Some of these oilfields remain shut in due to political unrest, with the timing of a return to normal operations remaining uncertain. Suncor also owns, pursuant to a Production Sharing Contract (PSC), an interest in the Ebla gas development in Syria. Suncor's operations in Syria were suspended indefinitely in 2011, due to political unrest in the country. Subsequent to the end of year, the company entered into an agreement to acquire a 17.5% interest in the Fenja development project offshore Norway, with the transaction expected to close in the second quarter of 2018.

REFINING AND MARKETING

Suncor's R&M segment consists of two primary operations:

•
Refining and Supply operations refine crude oil and intermediate feedstock into a broad range of petroleum and petrochemical products. Refining and Supply consists of:

•
Eastern North America operations include refineries located in Montreal, Quebec and Sarnia, Ontario. Suncor previously operated a lubricants business located in Mississauga, Ontario that manufactured and blended products which were marketed worldwide. Suncor sold its lubricants business on February 1, 2017.

•
Western North America operations include refineries located in Edmonton, Alberta and Commerce City,  Colorado.

•
Other Refining and Supply assets include interests in a petrochemical plant and a sulphur recovery facility in Montreal, Quebec, product pipelines and terminals in Canada and the U.S., and the St. Clair ethanol plant in Ontario.

•
Marketing operations sell refined petroleum products to retail, commercial and industrial customers through a combination of company-owned, Petro-Canada branded dealers in Canada and a Sunoco branded-dealer and other retail stations in Colorado, a nationwide commercial road transport network in Canada, and a bulk sales channel in Canada.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

The grouping Corporate, Energy Trading and Eliminations includes the company's investments in renewable energy projects, results related to energy marketing, supply and trading activities, and other activities not directly attributable to any other operating segment.

•
Renewable Energy includes interests in four wind facilities in Ontario and Western Canada, including Adelaide, Chin Chute, Magrath and Sunbridge. Suncor previously held interests in the Cedar Point (50%) and Ripley (50%) wind facilities, which were both sold in 2017.

•
Energy Trading activities primarily involve the marketing, supply and trading of crude oil, natural gas, power and byproducts, and the use of midstream infrastructure and financial derivatives to optimize related trading strategies.

•
Corporate activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and the company's captive insurance activities that self-insure a portion of the company's asset base.

•
Intersegment revenues and expenses are removed from consolidated results in Eliminations. Intersegment activity includes the sale of product between the company's segments and insurance for a portion of the company's operations by the Corporate captive insurance entity.

28  2017 ANNUAL REPORT   Suncor Energy Inc.

OIL SANDS

2017 Highlights

•
At Fort Hills, the mining and primary extraction assets began producing during 2017 and the first of three secondary extraction trains was successfully brought online subsequent to the end of year. Paraffinic froth-treated bitumen is now being produced and shipped to market and Fort Hills is expected to reach 90% of production capacity by the end of 2018.

•
Production at Oil Sands operations increased to 429,400 bbls/d in 2017, compared to 374,800 bbls/d in 2016, as a result of the impact of the forest fires in the Fort McMurray region in 2016 and improved reliability in 2017, partially offset by an increase in planned maintenance in 2017. Upgrader utilization at Oil Sands operations was 91% in 2017, compared to 74% in 2016.

•
A continued focus on reliable operations and cost management enabled Suncor to decrease its Oil Sands operations cash operating costs per barrel by 10% to $23.80/bbl in 2017, the lowest in over a decade, compared to $26.50/bbl in the prior year.

•
Suncor completed the sale of a combined 49% interest in the ETFD to the Fort McKay and Mikisew Cree First Nations for proceeds of $503 million, underscoring Suncor's commitment to sustainable resource development in partnership with the community.

•
Subsequent to the end of the year, Suncor acquired an additional 5% interest in Syncrude from Mocal for US$730 million, approximately $925 million, subject to closing adjustments. The transaction adds 17,500 bbls/d of SCO capacity and increases the company's ownership interest to 58.74%.

Strategy and Investment Update

A large physical asset base has been established at Oil Sands operations which provides the opportunity for production growth through low-cost debottlenecks, expansions and increased reliability. In 2017, Oil Sands upgrading achieved reliability of 91% and Firebag exited the year at close to 100% utilization following the first major five-year turnaround of the expanded central facilities, which was completed mid-year.

The Fort Hills project began producing paraffinic froth-treated bitumen from secondary extraction in January 2018 and the ramp up of production to 90% of the project's nameplate capacity of 194,000 bbls/d (103,900 bbls/d, Suncor net) by the end of 2018 is progressing on schedule. Prior to producing paraffinic froth-treated bitumen, the company tested the front end of the plant in 2017 to mitigate the risk associated with the ramp up in 2018, resulting in bitumen froth production which was further processed by Oil Sands operations and included as SCO production in 2017.

Oil Sands remains focused on safe, reliable and sustainable operations, including continuing to improve upgrader reliability and the replacement of the coke-fired boilers at Oil Sands Base to enhance carbon and cost competitiveness. The company's operational excellence initiatives are aimed at improving facility utilization and workforce productivity, and are expected to achieve steady production growth while reducing operating costs.

The primary focus for both cost management and capital discipline in 2018 will be to continue efforts to sustainably reduce controllable operating costs through elimination of non-critical work and continued collaboration with suppliers and business partners. Capital discipline continues to focus on managing investment opportunities, including sustainability priorities, through a robust asset development process and realizing turnaround productivity improvements.

2017 ANNUAL REPORT   Suncor Energy Inc.  29

Financial Highlights

Year ended December 31 ($ millions)	2017	2016	2015

Gross revenues	13 137	9 522	9 332

Less: Royalties	(355)	(52)	(114)

Operating revenues, net of royalties	12 782	9 470	9 218

Net earnings (loss)	1 009	(1 149)	(856)

Adjusted for:

Insurance Proceeds	(55)	—	—

Derecognition and impairments	—	40	386

Impact of income tax adjustments on deferred income taxes	—	—	359

Operating earnings (loss)(1)	954	(1 109)	(111)

Oil Sands operations	1 040	(1 135)	(33)

Oil Sands ventures	(86)	26	(78)

Funds from operations(1)	4 738	2 669	2 835

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Operating earnings in Oil Sands operations were $1.040 billion in 2017, compared to an operating loss of $1.135 billion in 2016. The increase is primarily due to the increase in benchmark crude prices and an increase in production and sales volumes due to the impact of the forest fires in the Fort McMurray area in 2016 combined with 91% upgrader reliability in 2017, partially offset by a stronger Canadian dollar and higher royalties.

Operating loss for Oil Sands ventures was $86 million in 2017, compared to operating earnings of $26 million in 2016. The decrease was primarily due to the facility incident at Syncrude in the first quarter of 2017, and the associated increase in maintenance costs, and increased royalties, partially offset by improved benchmark pricing and an overall increase in production.

Funds from operations for the Oil Sands segment were $4.738 billion in 2017, compared to $2.669 billion in 2016. The increase was due to the same cash factors that impacted operating earnings.

30  2017 ANNUAL REPORT   Suncor Energy Inc.

Production Volumes(1)

Year ended December 31 (mbbls/d)	2017	2016	2015

Upgraded product (SCO)	317.7	258.9	320.1

Non-upgraded bitumen	111.7	115.9	113.5

Oil Sands operations	429.4	374.8	433.6

Oil Sands ventures – Syncrude sweet SCO	134.3	130.1	29.8

Total	563.7	504.9	463.4

(1)
Bitumen from Oil Sands Base operations is upgraded, while bitumen from In Situ operations is upgraded or sold directly to customers. Yields of SCO from Suncor's upgrading processes are approximately 79% of bitumen feedstock input.

Oil Sands operations production increased to 429,400 bbls/d in 2017 from 374,800 bbls/d in 2016, primarily due to the prior year being impacted by the forest fires in the Fort McMurray area combined with a decrease in planned upgrader maintenance in 2017, partially offset by the first turnaround of the expanded Firebag central facilities since moving to a five-year turnaround cycle, and unplanned maintenance at MacKay River. Upgrader reliability improved to 91% in 2017, compared to 74% in 2016.

Oil Sands ventures production, which includes Suncor's share of Syncrude production and sales volumes, averaged 134,300 bbls/d in 2017, compared to 130,100 bbls/d in 2016. The increase is due to additional working interests acquired partway through 2016 and the prior year being impacted by the forest fires in the Fort McMurray area, partially offset by the decrease in production associated with the facility incident in the first quarter of 2017 and an increase in planned upgrader maintenance.

Sales Volumes and Mix

Year ended December 31 (mbbls/d)	2017	2016	2015

Oil Sands operations sales volumes

Sweet SCO	107.9	87.3	107.0

Diesel	27.5	21.2	31.3

Sour SCO	183.6	153.4	182.5

Upgraded product (SCO)	319.0	261.9	320.8

Non-upgraded bitumen	110.6	117.4	107.7

Oil Sands operations	429.6	379.3	428.5

Oil Sands ventures	134.3	130.1	29.8

Total	563.9	509.4	458.3

Sales volumes for Oil Sands operations increased to 429,600 bbls/d in 2017, compared to 379,300 bbls/d in 2016, reflecting the same factors that led to the overall increase in production volumes.

Bitumen Production from Operations

Year ended December 31	2017	2016	2015

Oil Sands Base

Bitumen production (mbbls/d)	305.4	238.0	307.3

Bitumen ore mined (thousands of tonnes/day)	464.4	351.1	461.3

Bitumen ore grade quality (bbls/tonne)	0.66	0.68	0.67

In Situ bitumen production (mbbls/d)

Firebag	181.5	180.8	186.9

MacKay River	31.1	27.6	30.7

Total In Situ production	212.6	208.4	217.6

Total Oil Sands operations bitumen	518.0	446.4	524.9

In Situ steam-to-oil ratio

Firebag	2.7	2.6	2.6

MacKay River	3.1	3.2	2.9

Oil Sands operations bitumen production increased to 518,000 bbls/d in 2017, compared to 446,400 bbls/d in 2016. The increase was primarily due to the prior year period being impacted by the forest fires in the Fort McMurray area in the second quarter of 2016 combined with improved upgrader reliability in 2017.

Price Realizations

Year ended December 31 Net of transportation costs, but before royalties ($/bbl)	2017	2016	2015

Oil Sands operations

SCO and diesel	61.40	49.77	56.45

Bitumen	33.60	18.12	25.92

Crude sales basket (all products)	54.24	39.97	48.78

Crude sales basket, relative to WTI	(11.93)	(17.83)	(13.72)

Oil Sands ventures

Syncrude – sweet SCO	66.05	56.38	59.74

Syncrude, relative to WTI	(0.12)	(1.42)	(2.76)

Price realizations were positively impacted by the increase in WTI benchmark prices and favourable SCO and heavy crude differentials, partially offset by the stronger Canadian dollar in 2017, resulting in average price realizations for Oil Sands operations of $54.24/bbl in 2017, compared to $39.97/bbl in 2016.

2017 ANNUAL REPORT   Suncor Energy Inc.  31

Suncor's average price realization for Syncrude sales increased in 2017 to $66.05/bbl, compared to $56.38/bbl in 2016, with improved WTI benchmark pricing and SCO differentials partially offset by the stronger Canadian dollar in 2017.

Royalties

Royalties were higher in 2017 relative to 2016, primarily due to higher bitumen pricing, higher production volumes and the impact of favourable royalty audit assessments realized at Oil Sands operations in the prior year.

Expenses and Other Factors

Operating expenses for 2017 were higher relative to 2016, primarily due to increased operating and maintenance costs at Syncrude, largely attributed to the facility incident in the first quarter of 2017, the company's increased working interest in Syncrude throughout 2017 as a result of the additional working interests acquired partway through 2016, and additional operating costs associated with higher production at Oil Sands operations, including an increase in natural gas consumption. See the Cash Operating Costs section below for further details.

Transportation expense was higher in 2017, when compared to 2016, primarily due to the increased sales volumes at Oil Sands operations.

DD&A expense for 2017 decreased when compared to 2016 due to a lower overall asset net book value, partially offset by a higher share of Syncrude DD&A as a result of additional working interests acquired in 2016.

Cash Operating Costs

Year ended December 31	2017	2016	2015

Oil Sands operations cash operating costs(1) reconciliation

Operating, selling and general expense (OS&G)	6 257	5 777	5 220

Syncrude OS&G	(2 195)	(1 749)	(471)

Non-production costs(2)	(102)	(136)	(97)

Excess power capacity and other(3)	(232)	(197)	(245)

Inventory changes	1	(63)	—

Oil Sands operations cash operating costs(1) ($ millions)	3 729	3 632	4 407

Oil Sands operations cash operating costs(1) ($/bbl)	23.80	26.50	27.85

Syncrude cash operating costs(1) reconciliation

Syncrude OS&G	2 195	1 749	471

Non-production costs(2)	(37)	(31)	(14)

Syncrude cash operating costs(1) ($ millions)	2 158	1 718	457

Syncrude cash operating costs(1) ($/bbl)	44.05	35.95	42.00

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation expense and research expenses.

(3)
Excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs averaged $23.80/bbl in 2017, the lowest in over a decade, compared to $26.50/bbl in 2016. The decrease was due to increased production combined with the company's ability to sustain the cost reductions achieved in recent years. Total Oil Sands operations cash operating costs increased to $3.729 billion from $3.632 billion in the prior year, primarily as a result of higher production combined with an inventory draw, compared to an inventory build in the prior year.

In 2017, non-production costs, which are excluded from Oil Sands operations cash operating costs, were lower than the prior year, primarily due to a decrease in share-based compensation which was attributed to a smaller increase in the company's share price in the current year.

Excess power capacity and other was higher than the prior year due to increased cogeneration power sales and non-monetary natural gas consumption, both attributed to increased production.

32  2017 ANNUAL REPORT   Suncor Energy Inc.

Syncrude cash operating costs per barrel increased to $44.05 in 2017, compared to $35.95 in the previous year, primarily as a result of the increase in operating and maintenance costs noted above. In addition, Suncor's share of Syncrude cash operating costs increased to $2.158 billion from $1.718 billion in the previous year as a result of additional working interests acquired partway through 2016.

Planned Maintenance

Planned Upgrader 1 maintenance at Oil Sands Base and coker maintenance at Syncrude are scheduled for completion within the second quarter of 2018. Additional maintenance events at Upgrader 2 and Syncrude are scheduled to begin in the third quarter of 2018, with completion extending into the early part of the fourth quarter of 2018. The anticipated impact of these maintenance events has been reflected in the company's 2018 guidance.

EXPLORATION AND PRODUCTION

2017 Highlights

•
First oil at the Hebron project was successfully achieved ahead of schedule in the fourth quarter of 2017.

•
E&P production increased to 121,600 boe/d from 117,900 boe/d in the prior year, due to production from East Coast Canada development drilling and Libya production offsetting natural declines from U.K. and East Coast Canada assets.

•
Operating costs were reduced by 14%, primarily as a result of continued focus on cost reduction efforts and a stronger Canadian dollar which reduced expenses in the U.K.

•
The West White Rose Project was sanctioned during the second quarter of 2017. Suncor is a non-operating partner with a blended working interest of approximately 26%. First oil is targeted for 2022, with the company's share of peak production estimated to be 20,000 bbls/d.

Strategy and Investment Update

The Exploration and Production segment focuses primarily on low-cost projects that deliver significant returns, cash flow and long-term value. Suncor is currently evaluating exploration and development opportunities off the east coast of Canada, offshore Norway and in the U.K. North Sea to provide diverse and lower cost conventional production.

The Hebron project successfully achieved first oil ahead of schedule late in 2017. In 2018, drilling will continue with a focus on ramping up production to an estimated peak of more than 30,000 bbls/d, net to Suncor, after a ramp up period of several years.

The company also has ongoing development activities offshore the east coast of Canada and the U.K., intended to leverage existing facilities and infrastructure to provide incremental production and extend the productive life of existing fields. These activities are planned to continue in 2018, along with development work on the Norwegian Oda project and the Fenja development project in Norway, subject to the closing of the company's acquisition, and pre-sanction design work on the Rosebank future development project in the U.K.

Financial Highlights

Year ended December 31 ($ millions)	2017	2016	2015

Gross revenues(1)	3 177	2 432	2 541

Less: Royalties(1)	(266)	(201)	(196)

Operating revenues, net of royalties	2 911	2 231	2 345

Net earnings (loss)	732	190	(758)

Adjusted for:

Impact of income tax rate adjustments on deferred income taxes	14	(180)	(373)

Impairments	—	—	1 213

Insurance proceeds	—	—	(75)

Operating earnings(2)	746	10	7

E&P Canada	159	(58)	(14)

E&P International	587	68	21

Funds from operations(2)	1 725	1 313	1 386

(1)
Production, revenues and royalties from the company's Libya operations have been presented in the E&P section of this document on an entitlement basis and exclude an equal and offsetting gross up of revenues and royalties, which is required for presentation purposes in the company's financial statements under the working-interest basis.

(2)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

2017 ANNUAL REPORT   Suncor Energy Inc.  33

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Operating earnings were $159 million for E&P Canada in 2017, compared to an operating loss of $58 million in the prior year. The improvement was primarily due to increased price realizations, consistent with higher crude benchmarks, lower exploration charges and lower operating expenses, partially offset by increased royalties.

Operating earnings for E&P International were $587 million in 2017, compared to $68 million in 2016, with the increase primarily due to higher realized crude prices, decreased DD&A, an increase in production at Libya, and lower operating expenses.

Funds from operations were $1.725 billion in 2017, compared to $1.313 billion in 2016. The increase was largely due to the same factors that impacted operating earnings above, apart from the decrease in non-cash DD&A and exploration charges.

Production Volumes

Year ended December 31	2017	2016	2015

E&P Canada

Terra Nova (mbbls/d)	11.5	12.4	13.5

Hibernia (mbbls/d)	28.5	26.8	18.1

White Rose (mbbls/d)	11.4	10.9	12.2

Hebron (mbbls/d)	0.4	—	—

North America Onshore (mboe/d)	1.9	2.8	3.2

	53.7	52.9	47.0

E&P International

Buzzard (mboe/d)	43.8	46.0	49.8

Golden Eagle (mboe/d)	19.6	18.6	14.8

United Kingdom (mboe/d)	63.4	64.6	64.6

Libya (mbbls/d)(1)	4.5	0.4	2.8

	67.9	65.0	67.4

Total Production (mboe/d)	121.6	117.9	114.4

Production Mix (liquids/gas) (%)	97/3	96/4	96/4

Total Sales Volumes (mboe/d)	120.8	119.3	110.6

(1)
Effective in 2016, production volumes for Libya are presented on an entitlement basis.

E&P Canada production averaged 53,700 boe/d in 2017, compared to 52,900 boe/d in 2016, with production from development drilling at existing facilities more than offsetting natural declines.

34  2017 ANNUAL REPORT   Suncor Energy Inc.

E&P International production increased to 67,900 boe/d in 2017, compared to 65,000 boe/d in 2016, due to increased production from Libya, partially offset by lower Buzzard production attributed to natural declines and a third-party pipeline outage late in the year.

Price Realizations

Year ended December 31 Net of transportation costs, but before royalties	2017	2016	2015

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	69.14	57.37	62.87

E&P Canada – Natural gas ($/mcf)	1.77	1.71	1.78

E&P International ($/boe)	65.46	52.07	61.44

E&P average price ($/boe)	66.20	53.34	60.53

Average price realizations for crude oil from E&P Canada and E&P International in 2017 were higher than 2016, consistent with the increase in benchmark prices for Brent crude in 2017, partially offset by the impact of a stronger Canadian dollar on U.S. dollar benchmarks.

Expenses and Other Factors

Operating expenses were lower in 2017, compared to 2016, primarily due to a continued focus on cost reduction initiatives and favourable foreign exchange that reduced expenses in the U.K.

Exploration expenses decreased in 2017, compared to the prior year, due to the prior year incurring charges for non-commercial wells off the east coast of Canada.

DD&A expense decreased in 2017, compared to the prior year, primarily due to lower depletion rates at Buzzard as a result of an increase in reserve estimates at the start of 2017, partially offset by higher East Coast Canada volumes.

Planned Maintenance of Operated Assets

A planned four-week maintenance event at Terra Nova has been scheduled to commence in the third quarter of 2018. The anticipated impact of this maintenance has been reflected in the company's 2018 guidance.

REFINING AND MARKETING

2017 Highlights

•
The Refining and Marketing segment generated $2.164 billion in operating earnings and $2.841 billion of funds from operations in 2017 and continues to be a key component of the company's integrated business model.

•
Refinery crude throughput was a record 441,200 bbls/d in 2017, up from 428,600 bbls/d in 2016, allowing the company to take advantage of an improved business environment. Average refinery utilization was 96% in 2017, compared to 93% in 2016.

•
Refined product sales increased to 530,500 bbls/d, with record wholesale and retail sales in Canada.

•
Suncor completed the sale of its lubricants business for gross proceeds of $1.125 billion and an after-tax gain of $354 million.

•
The FIFO after-tax gain was $157 million in 2017, compared to an after-tax gain of $111 million in 2016.

Strategy and Investment Update

Suncor's downstream operations are a key component of its integrated business model. The Refining and Marketing network serves to maximize Suncor's integrated returns by extending the value chain from oil sands production to the end customer. The company operates its refineries at optimal levels of utilization to provide reliable offtake and secure pricing for a portion of our oil sands production.

Suncor's Petro-Canada branded network maintained its position as a leading retailer by market share in major urban areas of Canada and as a bulk supplier of refined crude products through the wholesale channel. Suncor plans to continue to leverage the strong brand to increase non-petroleum revenues through the company's network of convenience stores and car washes.

Suncor also previously operated a lubricants business located in Mississauga, Ontario which was sold on February 1, 2017 for gross proceeds of $1.125 billion and an after-tax gain of $354 million. A long-term arrangement has been completed whereby Suncor will continue to supply the lubricants plant with feedstock from the Montreal refinery and the lubricants business will continue to use the Petro-Canada brand. Prior to the sale, the lubricants business contributed $8 million in net earnings and $11 million in funds from operations in 2017.

2017 ANNUAL REPORT   Suncor Energy Inc.  35

Financial Highlights

Year ended December 31 ($ millions)	2017	2016	2015

Operating revenues	19 963	17 567	19 882

Net earnings	2 658	1 890	2 306

Adjusted for:

Impact of income tax rate adjustments on deferred taxes	(140)	—	36

Gain on significant disposal	(354)	—	(68)

Operating earnings(1)	2 164	1 890	2 274

Refining and Supply	1 902	1 527	1 904

Marketing	262	363	370

Funds from operations(1)	2 841	2 606	2 921

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Refining and Product Supply contributed operating earnings of $1.902 billion in 2017, compared to $1.527 billion in 2016. The increase was due to improved benchmark crack spreads in 2017, a higher FIFO gain and increased crude throughput, partially offset by the stronger Canadian dollar, the impact of the sale of the lubricants business early in 2017 and increased refinery maintenance expenses.

Marketing operating earnings of $262 million in 2017 decreased from $363 million in 2016, due primarily to the sale of the company's lubricants business early in 2017. After removing the impact of the lubricants sale, Marketing operating earnings in 2017 improved over 2016 as a result of increased refined product sales, including record wholesale and retail sales in Canada, partially offset by additional associated selling costs.

Funds from operations were $2.841 billion in 2017, compared to $2.606 billion in 2016, due primarily to the same factors that impacted operating earnings described above.

In 2017, Suncor completed the sale of its Petro-Canada lubricants business, which contributed $132 million in net earnings and $183 million in funds from operations in 2016. The impact of the lubricants sale has been reflected in Financing Expense and Other Income in the bridge analysis above.

36  2017 ANNUAL REPORT   Suncor Energy Inc.

Volumes

Year ended December 31	2017	2016	2015

Crude oil processed (mbbls/d)

Eastern North America	206.4	203.1	208.1

Western North America	234.8	225.5	224.0

Total	441.2	428.6	432.1

Refinery utilization(1)(2) (%)

Eastern North America	93	92	94

Western North America	98	94	93

Total	96	93	94

Refined Product Sales (mbbls/d)

Gasoline	242.9	244.3	246.2

Distillate	199.3	186.1	198.0

Other	88.3	91.0	79.1

Total	530.5	521.4	523.3

Refining gross margin(2) ($/bbl)	24.20	20.30	24.90

Refining operating expense(2) ($/bbl)	5.05	5.10	5.10

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Refining gross margin and refining operating expense are non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Refinery utilization in Eastern North America averaged 93% in 2017, compared to 92% in 2016. The increase from the prior year was primarily due to improved reliability at both the Sarnia and Montreal refineries, partially offset by the impact of a third-party power outage at the Montreal refinery during the fourth quarter of 2017.

Refinery utilization in Western North America averaged 98% in 2017, compared to 94% in 2016. The increase from the prior year was primarily due to fewer planned maintenance activities in 2017, compared to 2016.

Total refined product sales in 2017 were higher than 2016, reflecting stronger product demand in Canada.

Prices and Margins

Refining and Product Supply prices and margins were higher in 2017 compared to 2016.

•
Higher benchmark refining crack spreads and improved product location differentials, partially offset by the impact of the stronger Canadian dollar.

•
In 2017, the impact of FIFO inventory accounting, as used by the company, relative to an estimated LIFO(1) basis of accounting, had a positive impact on net earnings of approximately $157 million after-tax, compared to a positve impact of $111 million after-tax in 2016, for a favourable year-over-year impact of $46 million.

Marketing unit margins in 2017 were comparable to the prior year.

Expenses and Other Factors

Operating expenses were lower in 2017 compared to 2016, primarily due to the impact of the sale of the company's lubricants business early in 2017. After removing the impact of the sale, operating costs increased in 2017 when compared to 2016 as a result of additional selling costs associated with higher retail and wholesale sales volumes and an increase in refinery maintenance costs.

Planned Maintenance

The Edmonton refinery has a planned seven-week maintenance event, which includes a one-month full refinery turnaround, and the Commerce City refinery has a four-week turnaround event, both of which are scheduled to begin late in the first quarter of 2018 and extend into the second quarter of 2018. The Sarnia refinery has a six-week turnaround event in the second quarter of 2018. The Montreal refinery has a planned three-week maintenance event scheduled for the second quarter and a five-week maintenance event scheduled to begin in the third quarter of 2018, and the Commerce City refinery has a two-week maintenance event scheduled to begin in the fourth quarter. The anticipated impact of these maintenance events has been reflected in the company's 2018 guidance.

CORPORATE, ENERGY TRADING AND ELIMINATIONS

2017 Highlights

•
The early redemption of $3.2 billion in long-term debt, and US$750 million of new debt issued during the period.

•
The company distributed $2.124 billion in dividends in 2017, with a 10% increase in the dividend per share over the prior year.

•
Suncor commenced a new NCIB in the second quarter of 2017, and repurchased $1.413 billion of its own shares for cancellation.

(1)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

2017 ANNUAL REPORT   Suncor Energy Inc.  37

•
Suncor completed the sale of its interests in the Cedar Point and Ripley wind facilities for total aggregate proceeds of $339 million and an after-tax gain of $83 million.

•
Subsequent to the end of the year, Suncor's Board of Directors approved a quarterly dividend of $0.36 per common share, which represents an increase of 12.5% over the quarterly 2017 dividend, and also approved a further $2.0 billion share repurchase program, continuing to demonstrate the company's ability to generate cash flow and commitment to return cash to shareholders.

Strategy and Investment Update

The Energy Trading business supports the company's production by securing market access, optimizing price realizations, managing inventory levels and managing the impacts of external market factors, such as pipeline disruptions or outages at refining customers, while generating trading earnings through established strategies. The Energy Trading business continues to evaluate additional pipeline agreements to support long-term planned production growth.

The Renewable Energy business supports Suncor's commitment to developing and supplying energy options that meet the needs of both today and tomorrow. Investment activities include development, construction and ownership of Suncor- operated and joint venture partner-operated renewable power assets across Canada. In addition to the existing assets, Suncor holds a number of sites for future wind and solar power projects that are in various stages of development.

Financial Highlights

Year ended December 31 ($ millions)	2017	2016	2015

Net earnings (loss)	59	(486)	(2 687)

Adjusted for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(702)	(524)	1 930

Loss (gain) on interest rate swaps	20	(6)	—

Non-cash loss on early payment of long-term debt	28	73	—

Gain on significant disposal	(83)	—	—

Impact of income tax rate adjustments on deferred income taxes	2	—	(5)

Derecognition and impairments	—	31	—

COS acquisition and related costs	—	38	—

Restructuring charges	—	—	57

Operating (loss) earnings(1)	(676)	(874)	(705)

Renewable Energy	(4)	38	16

Energy Trading	(62)	4	36

Corporate	(528)	(864)	(799)

Eliminations	(82)	(52)	42

Funds used in operations(1)	(165)	(600)	(336)

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Renewable Energy

Year ended December 31	2017	2016	2015

Power generation marketed (gigawatt hours)(1)	255	478	440

(1)
Power generated includes curtailed production for which the company was compensated.

Suncor's Renewable Energy assets recorded an operating loss of $4 million during the year, compared to operating earnings of $38 million in 2016. The decrease was due in part to lower production associated with the sale of the company's interest in the Cedar Point and Ripley wind facilities in 2017, as well as an increase in development costs during the year.

Energy Trading

Energy Trading activities reported an operating loss of $62 million in 2017, compared to operating earnings of $4 million in 2016. The decrease was primarily due to continued weak crude location differentials during 2017.

38  2017 ANNUAL REPORT   Suncor Energy Inc.

Corporate

Corporate incurred an operating loss of $528 million in 2017, compared to $864 million in 2016. The improvement was primarily due to a decrease in corporate support costs, attributed to the company's continued cost reduction efforts combined with a decrease in share-based compensation expense, increased capitalized interest, a larger operational foreign exchange gain and lower interest expense as a result of debt repayments in 2017. Suncor capitalized $729 million of its borrowing costs in 2017 as part of the cost of major development assets and construction projects in progress, compared to $596 million in the prior year. The increase was driven by higher accumulated capital project balances for Fort Hills and Hebron. With the completion of both of these current growth projects, the company expects to capitalize significantly less interest in 2018.

Eliminations

Eliminations reflect the deferral or realization of profit on crude oil sales from Oil Sands and East Coast Canada to Refining and Marketing. Consolidated profits are only realized when the company sells the products produced from intersegment purchases of crude feedstock to third parties. In 2017, the company eliminated $82 million of after-tax intersegment profit, compared to $52 million in the prior year. The increase in eliminated profit in 2017 is due to an increased volume of refined product held at the refineries, in anticipation of significant turnaround activity in 2018, and the deferral of higher margins due to the increase in crude pricing.

2017 ANNUAL REPORT   Suncor Energy Inc.  39

5. FOURTH QUARTER 2017 ANALYSIS

Financial and Operational Highlights

Year ended December 31 ($ millions, except as noted)	2017	2016

Net earnings (loss)

Oil Sands	670	276

Exploration and Production	217	54

Refining and Marketing	886	524

Corporate, Energy Trading and Eliminations	(391)	(323)

Total	1 382	531

Operating earnings (loss)(1)

Oil Sands	615	316

Exploration and Production	231	54

Refining and Marketing	746	524

Corporate, Energy Trading and Eliminations	(282)	(258)

Total	1 310	636

Funds from (used in) operations(1)

Oil Sands	1 780	1 372

Exploration and Production	431	385

Refining and Marketing	935	722

Corporate, Energy Trading and Eliminations	(130)	(114)

Total	3 016	2 365

Production volumes (mboe/d)

Oil Sands	621.2	620.4

Exploration and Production	115.2	118.1

Total	736.4	738.5

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Net Earnings

Suncor's consolidated net earnings for the fourth quarter of 2017 were $1.382 billion, compared to net earnings of $531 million for the prior year quarter. Net earnings were primarily affected by the same factors that influenced operating earnings described subsequently in this section of this MD&A. Other items affecting net earnings over these periods included:

•
The after-tax unrealized foreign exchange impact on the revaluation of U.S. dollar denominated debt was a loss of $91 million for the fourth quarter of 2017, compared to a loss of $222 million for the fourth quarter of 2016.

•
In the fourth quarter of 2017, Suncor recognized a net deferred tax recovery of $124 million related to a decrease in the U.S. corporate tax rate from 35% to 21%, including a $140 million recovery in the R&M segment, offset by a $14 million expense in the E&P segment and a $2 million expense in the Corporate segment.

•
In the fourth quarter of 2017, the company received after-tax proceeds of $55 million ($76 million before tax), recorded in the Oil Sands segment, for property damage insurance related to the facility incident at Syncrude that occurred in the first quarter of 2017.

•
In the fourth quarter of 2017, the company recorded an after-tax loss of $18 million in the Corporate segment, for early payment of debt.

•
In the fourth quarter of 2017, the company recognized an after-tax gain on forward interest rate swaps associated with issued debt of $2 million in the Corporate segment due to changes in long-term interest rates; the non-cash after-tax gain on forward interest rate swaps due to an increase in long-term interest rates was $188 million in the fourth quarter of 2016.

•
During the fourth quarter of 2016, the company recorded after-tax derecognition charges of $40 million on certain upgrading and logistics assets in the Oil Sands segment as a result of the uncertainty of future benefits from these assets, as well as $31 million in the Corporate segment relating to an initial investment in an undeveloped pipeline and on certain renewable energy development assets as a result of the uncertainty of future benefits from these assets.

Funds from Operations

Consolidated funds from operations was $3.016 billion for the fourth quarter of 2017, compared to $2.365 billion for the prior year quarter. Funds from operations were impacted by the same cash factors that affected operating earnings in the Segmented Analysis described below.

Segmented Analysis

Oil Sands

Oil Sands operating earnings for the fourth quarter of 2017 were $615 million, compared to earnings of $316 million in the prior year quarter. The improvement was due to higher crude price realizations, increased crude oil production and sales, and lower operating costs, partially offset by the impact of a stronger Canadian dollar and an increase in royalties, resulting from higher bitumen pricing and the prior year quarter including the impact of favourable royalty assessments.

Production volumes for Oil Sands operations were 446,800 bbls/d in the fourth quarter of 2017, compared to 433,400 bbls/d in the prior year quarter, with the increase being driven by improved mining and extraction reliability,

40  2017 ANNUAL REPORT   Suncor Energy Inc.

bitumen froth production received from Fort Hills, which was processed at Oil Sands Base into SCO, and record Firebag production.

Sales volumes for Oil Sands operations increased to 461,700 bbls/d in the fourth quarter of 2017, from 420,600 bbls/d in the prior year quarter, as a result of the increase in production combined with a draw of inventory. Suncor's share of Syncrude sales was 174,400 bbls/d in the fourth quarter of 2017, compared to 187,000 bbls/d in the prior year quarter. Both quarters had strong upgrader reliability at 94% and 102%, respectively.

Exploration and Production

Exploration and Production operating earnings were $231 million in the fourth quarter of 2017, compared to $54 million in the fourth quarter of 2016. Operating earnings increased primarily due to higher crude price realizations, lower exploration expense and DD&A, and lower royalties, partially offset by lower production and a build in East Coast Canada inventory in the current year quarter compared to a draw in the prior year quarter.

Production volumes were 115,200 boe/d in the fourth quarter of 2017, compared to 118,100 boe/d in the fourth quarter of 2016. The decrease was primarily due to lower production at East Coast Canada as a result of natural declines and a third-party pipeline outage in the U.K. that impacted Buzzard, partially offset by increased production from Libya, initial production from Hebron and additional production from development drilling at existing East Coast Canada facilities.

Refining and Marketing

Refining and Marketing operating earnings were $746 million in the fourth quarter of 2017, compared to operating earnings of $524 million for the fourth quarter of 2016. The increase was primarily due to higher benchmark crack spreads, a FIFO gain of $180 million, compared to $114 million in the prior period quarter, and record wholesale sales volumes, partially offset by the impact of a stronger Canadian dollar.

Refinery crude throughput of 94% in the fourth quarter of 2017 was comparable to 93% in the prior year quarter.

Corporate, Energy Trading and Eliminations

The operating loss for Corporate, Energy Trading and Eliminations in the fourth quarter of 2017 was $282 million, compared to $258 million in the fourth quarter of 2016. The increase was due primarily to higher intersegment profit eliminations, an operating loss in the Energy Trading business, due to weaker crude locational spreads and lower Renewable Energy earnings as a result of the sale of Suncor's interest in the Cedar Point and Ripley wind facilities. These factors were partially offset by lower share-based compensation expense for the quarter, interest savings as a result of early debt repayment and increased capitalized interest.

2017 ANNUAL REPORT   Suncor Energy Inc.  41

6. QUARTERLY FINANCIAL DATA

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Dec 31 2017	Sept 30 2017	June 30 2017	Mar 31 2017	Dec 31 2016	Sept 30 2016	June 30 2016	Mar 31 2016

Total production (mboe/d)

Oil Sands	621.2	628.4	413.6	590.6	620.4	617.5	213.1	565.8

Exploration and Production	115.2	111.5	125.5	134.5	118.1	110.6	117.6	125.6

	736.4	739.9	539.1	725.1	738.5	728.1	330.7	691.4

Revenues and other income

Operating revenues, net of royalties	9 000	7 986	7 247	7 818	7 840	7 409	5 914	5 644

Other income	41	43	16	25	301	(15)	(58)	(67)

	9 041	8 029	7 263	7 843	8 141	7 394	5 856	5 577

Net earnings (loss)	1 382	1 289	435	1 352	531	392	(735)	257

per common share – basic (dollars)	0.84	0.78	0.26	0.81	0.32	0.24	(0.46)	0.17

per common share – diluted (dollars)	0.84	0.78	0.26	0.81	0.32	0.24	(0.46)	0.17

Operating earnings (loss)(1)	1 310	867	199	812	636	346	(565)	(500)

per common share – basic(1) (dollars)	0.79	0.52	0.12	0.49	0.38	0.21	(0.36)	(0.33)

Funds from operations(1)	3 016	2 472	1 627	2 024	2 365	2 025	916	682

per common share – basic(1) (dollars)	1.83	1.49	0.98	1.21	1.42	1.22	0.58	0.45

Cash flow provided by operating activities	2 755	2 912	1 671	1 628	2 791	1 979	862	48

per common share – basic (dollars)	1.67	1.75	1.00	0.98	1.68	1.19	0.54	0.03

ROCE(1) (%) for the twelve months ended	6.7	5.5	4.9	3.5	0.4	(3.9)	(4.1)	(1.9)

ROCE(1), excluding major projects in progress (%) for the twelve months ended	8.6	7.0	6.2	4.4	0.5	(4.6)	(4.9)	(2.2)

After-tax unrealized foreign exchange (loss) gain on U.S. dollar denominated debt	(91)	412	278	103	(222)	(112)	(27)	885

Common share information (dollars)

Dividend per common share	0.32	0.32	0.32	0.32	0.29	0.29	0.29	0.29

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	46.15	43.73	37.89	40.83	43.90	36.42	35.84	36.17

New York Stock Exchange (US$)	36.72	35.05	29.20	30.75	32.69	27.78	27.73	27.81

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A. ROCE excludes capitalized costs related to major projects in progress. Operating earnings (loss) for each quarter are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Funds from operations and ROCE for each quarter are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each Quarterly Report issued by Suncor in respect of the relevant quarter.

42  2017 ANNUAL REPORT   Suncor Energy Inc.

Business Environment

Three months ended (average for the period ended, except as noted)		Dec 31 2017	Sept 30 2017	June 30 2017	Mar 31 2017	Dec 31 2016	Sept 30 2016	June 30 2016	Mar 31 2016

WTI crude oil at Cushing	US$/bbl	55.40	48.20	48.30	51.85	49.35	44.95	45.60	33.50

Dated Brent crude	US$/bbl	61.40	52.05	49.85	53.75	49.50	45.85	45.60	33.90

Dated Brent/Maya FOB price differential	US$/bbl	9.60	6.30	5.80	9.05	6.70	6.80	7.65	8.95

MSW at Edmonton	Cdn$/bbl	69.30	57.05	62.30	64.25	62.00	55.10	55.80	34.50

WCS at Hardisty	US$/bbl	43.10	38.25	37.20	37.30	35.00	31.45	32.30	19.30

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	12.30	9.95	11.10	14.55	14.35	13.50	13.30	14.25

Condensate at Edmonton	US$/bbl	57.95	47.60	48.45	52.20	48.35	43.05	44.10	34.45

Natural gas (Alberta spot) at AECO	Cdn$/mcf	1.70	1.45	2.80	2.70	3.10	2.30	1.40	1.85

Alberta Power Pool Price	Cdn$/MWh	22.35	24.55	19.30	22.40	21.95	17.90	14.90	18.10

New York Harbor 3-2-1 crack(1)	US$/bbl	19.40	22.35	16.35	12.55	14.35	14.00	16.10	11.75

Chicago 3-2-1 crack(1)	US$/bbl	20.20	19.25	14.40	11.15	10.55	14.15	16.65	9.10

Portland 3-2-1 crack(1)	US$/bbl	22.10	26.80	21.25	18.45	14.95	18.75	19.30	13.00

Gulf Coast 3-2-1 crack(1)	US$/bbl	18.25	21.45	16.80	14.00	13.15	14.50	14.85	11.05

Exchange rate	US$/Cdn$	0.79	0.80	0.74	0.76	0.75	0.77	0.78	0.73

Exchange rate (end of period)	US$/Cdn$	0.80	0.80	0.77	0.75	0.74	0.76	0.77	0.77

(1)
3-2-1 crack spreads are indicators of the refining margin generated by converting three barrels of WTI into two barrels of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

2017 ANNUAL REPORT   Suncor Energy Inc.  43

Significant or Unusual Items Impacting Net Earnings

Trends in Suncor's quarterly earnings and cash flow provided by operating activities are driven primarily by production volumes, which can be significantly impacted by major maintenance events such as the planned upgrader maintenance and turnaround at Firebag that occurred in 2017, unplanned outages like those resulting from the Fort McMurray forest fires in the second quarter of 2016 and changes in non-cash working capital.

Trends in Suncor's quarterly earnings and cash flow provided by operating activities are also affected by changes in commodity prices, price differentials, refining crack spreads and foreign exchange rates, as described in the Financial Information section of this MD&A.

Suncor's consolidated net earnings for the fourth quarter of 2017 were $1.382 billion, compared to net earnings of $531 million for the prior year quarter. In addition to the impacts of changes in production volumes and business environment, net earnings over the last eight quarters were affected by the following events or significant adjustments:

•
The fourth quarter of 2017 included an after-tax unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of $91 million, a net deferred tax recovery of $124 million related to a decrease in the U.S. corporate tax rate from 35% to 21%, after-tax proceeds of $55 million ($76 million before tax) in the Oil Sands segment for property damage insurance related to the facility incident at Syncrude that occurred in the first quarter of 2017, an after-tax loss of $18 million for early payment of debt and an after-tax gain on forward interest rate swaps of $2 million associated with issued debt.

•
The third quarter of 2017 included an unrealized after-tax foreign exchange gain of $412 million on the revaluation of U.S. dollar denominated debt and a non-cash after-tax gain of $10 million on forward interest rate swaps.

•
The second quarter of 2017 included an unrealized after-tax foreign exchange gain of $278 million on the revaluation of U.S. dollar denominated debt, an after-tax charge of $10 million for early payment of debt, net of associated realized foreign currency hedge gains, and a non-cash after-tax loss of $32 million on forward interest rate swaps and foreign currency derivatives.

•
The first quarter of 2017 included $437 million of after-tax gains on the sale of the company's lubricants business and its interest in the Cedar Point wind facility and an unrealized after-tax foreign exchange gain of $103 million on the revaluation of U.S. dollar denominated debt,

•
During the fourth quarter of 2016, the company recorded after-tax derecognition charges of $71 million related to certain upgrading and logistics assets, including an undeveloped pipeline and certain renewable energy development assets, as a result of the uncertainty of future benefits from these assets. The fourth quarter of 2016 also included a loss on the revaluation of U.S. dollar denominated debt of $222 million and a non-cash after-tax gain on forward interest rate swaps of $188 million.

•
In the third quarter of 2016, the U.K. government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 50% to 40%, effective January 1, 2016, resulting in a deferred income tax recovery of $180 million. The third quarter of 2016 also included an unrealized after-tax foreign exchange loss of $112 million on the revaluation of U.S. dollar denominated and a non-cash after-tax mark to market loss of $22 million on interest rate swaps.

•
The second quarter of 2016 included an unrealized after-tax foreign exchange loss of $27 million on the revaluation of U.S. dollar denominated debt, an after-tax charge of $73 million for early payment of debt and a non-cash after-tax loss of $70 million on forward interest rate swaps.

•
In the first quarter of 2016, the company incurred an after-tax charge of $38 million for the COS acquisition and integration costs, a non-cash after-tax loss of $90 million on interest rate and foreign currency derivatives and an unrealized after-tax foreign exchange gain of $885 million on the revaluation of U.S. dollar denominated debt.

44  2017 ANNUAL REPORT   Suncor Energy Inc.

7. CAPITAL INVESTMENT UPDATE

Capital and Exploration Expenditures by Segment

Year ended December 31 ($ millions)	2017	2016	2015

Oil Sands	5 059	4 724	4 181

Exploration and Production	824	1 139	1 459

Refining and Marketing	634	685	821

Corporate, Energy Trading and Eliminations	34	34	206

Total	6 551	6 582	6 667

Less: capitalized interest on debt	(729)	(596)	(447)

	5 822	5 986	6 220

Capital and Exploration Expenditures by Type(1)(2)(3)

Year ended December 31, 2017 ($ millions)	Sustaining	Growth	Total

Oil Sands

Oil Sands Base	1 374	172	1 546

In Situ	305	8	313

Oil Sands Ventures	556	2 096	2 652

Exploration and Production	15	630	645

Refining and Marketing	632	—	632

Corporate, Energy Trading and Eliminations	34	—	34

	2 916	2 906	5 822

(1)
Capital expenditures in this table exclude capitalized interest on debt.

(2)
Growth capital expenditures include capital investments that result in i) an increase in production levels at existing Oil Sands and Refining and Marketing operations; ii) new facilities or operations that increase overall production; iii) new infrastructure and logistics that are required to support higher production levels; iv) new reserves or a positive change in the company's reserves profile in Exploration and Production operations; or v) margin improvement, by increasing revenues or reducing costs.

(3)
Sustaining capital expenditures include capital investments that i) ensure compliance or maintain relations with regulators and other stakeholders; ii) improve efficiency and reliability of operations or maintain productive capacity by replacing component assets at the end of their useful lives; iii) deliver existing proved developed reserves for Exploration and Production operations; or iv) maintain current production capacities at existing Oil Sands operations and Refining and Marketing operations.

In 2017, Suncor's capital expenditures totaled $5.822 billion on property, plant and equipment and exploration activities, and the company capitalized $729 million of interest in connection with major development assets and construction projects. Capital in 2017 includes expenditures of approximately $150 million related to the facility incident that occurred at Syncrude in the first quarter of 2017. In the fourth quarter of 2017, the company received an interim payment of $76 million of its anticipated property damage insurance proceeds related to the incident, and expects to receive an additional $64 million in 2018, for capital expenditures, net of recoveries, of $5.682 billion for the year.

Activity in 2017 included the following:

Oil Sands

Oil Sands Base

Oil Sands Base capital expenditures were $1.546 billion, of which $1.374 billion was directed towards sustaining activities. The focus in 2017 was on ensuring continued safe, reliable and efficient operations, with a focus on safety and environmental performance projects. Sustaining capital expenditures were primarily related to planned maintenance events throughout the year and other sustainment projects across operations.

Oil Sands Base growth capital of $172 million was primarily attributed to construction of the ETFD, which became operational in 2017 and supports market access for Fort Hills bitumen.

In Situ

In Situ capital expenditures were $313 million, of which $305 million was directed towards sustaining capital expenditures. Sustaining capital in 2017 was focused on the ongoing design and construction of well pads that are expected to maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads declines.

2017 ANNUAL REPORT   Suncor Energy Inc.  45

Growth capital of $8 million in 2017 was related to development of emerging properties and new technologies.

Oil Sands Ventures

Oil Sands ventures growth capital expenditures were $2.652 billion in 2017, with more than $2.0 billion spent on growth. Growth spending was primarily related to the Fort Hills mining project, where the mining and primary extraction assets began producing during 2017 and the first of three secondary extraction trains was successfully brought online subsequent to the end of year. Paraffinic froth-treated bitumen is now being produced and shipped to market and Fort Hills is expected to reach 90% of production capacity of 194,000 bbls/day by the end of 2018. With the Fort Hills project successfully commissioned, growth spending will decrease significantly in 2018.

During the fourth quarter of 2017, the Fort Hills partners resolved the commercial dispute regarding project funding and reached an agreement whereby Suncor and Teck each acquired an additional working interest in the Fort Hills project from Total. Under the terms of the agreement Suncor's share of the project increased to 53.06% and Teck's share increased to 20.89%, for approximate acquisition costs of $300 million and $120 million, respectively, and Total's share decreased to 26.05%. Working interests in the Fort Hills project may be further adjusted in accordance with the terms of the agreement and, on February 20, 2018, Suncor acquired an additional 0.49% interest in the Fort Hills project for consideration of $65 million.

Sustaining capital of $556 million in 2017 included Suncor's portion of Syncrude sustaining capital in 2017, which was primarily focused on permanent repairs following the facility incident in the first quarter of 2017, as well as other reliability and sustainment projects and sustaining activities at Fort Hills that will support the execution of the mine and tailings plan following the ramp up of production.

Subsequent to the end of the year, Suncor acquired an additional 5% interest in Syncrude from Mocal for US$730 million, or approximately $925 million, subject to closing adjustments. The transaction brings Suncor's total ownership share of Syncrude to 58.74% and adds an additional 17,500 bbls/d of SCO capacity.

Exploration and Production

Exploration and Production capital and exploration expenditures were $645 million in 2017, of which $630 million was directed towards growth and exploration. Growth spending was primarily directed to Hebron, where first oil was successfully achieved in the fourth quarter of 2017. Other E&P activity during 2017 included development drilling at Hibernia, White Rose and Terra Nova, as well as development work on the West White Rose Project, the Norwegian Oda project and pre-sanction design work on the Rosebank future development project in the U.K.

Subsequent to the end of the year, Suncor reached an agreement with Canbriam to exchange substantially all of Suncor's northeast B.C. mineral landholdings, including associated production, and consideration of $52 million for a 37% equity interest in Canbriam, a private natural gas company. The transaction is expected to close in the first quarter of 2018 and is subject to regulatory approval.

Subsequent to the end of the year, Suncor reached an agreement with Faroe Petroleum to purchase a 17.5% interest in the Fenja development project in Norway for $68 million. This mature, well defined project is awaiting regulatory approval and the transaction is expected to close in the second quarter of 2018, subject to customary closing conditions.

Refining and Marketing

Refining and Marketing capital expenditures were $632 million in 2017, all of which was directed to sustaining activities focused on planned maintenance events at the company's refineries, enhancements to retail operations and information technology upgrades.

46  2017 ANNUAL REPORT   Suncor Energy Inc.

Significant Growth Projects Update(1)

At December 31, 2017	Working Interest (%)	Description	Cost Estimate ($ billions)		Project Spend to Date ($ billions)		First Oil Date(2)

Operated

Fort Hills(3)	53.06	102.8 mbbls/d	8.4 – 8.6	(5)	8.7	(5)	January 2018

Non-operated(4)

Hebron	21.03	31.6 mboe/d	2.8 (+/-10%	)	2.4		November 2017

(1)
The Capital Investment Update section contains forward-looking information. See the Advisories – Forward-Looking Information section of this MD&A for the material risks and assumptions underlying this forward-looking information.

(2)
Expenditure to complete the project may extend beyond the first oil date.

(3)
Cost Estimate and Project Spend to Date figures reflect the company's share of overall project cost as updated at the end of 2017 and is based on the original project scope, excluding capitalized interest.

(4)
Cost estimate is provided by the operator and reflects post-sanction estimates and expenditures.

(5)
The capital range and project spend to date include approximately $190 million related to the impact of foreign exchange due to weakness in the Canadian dollar. The working interest, description, capital range and project spend to date have been updated to reflect the 2.26% increased working interest acquired as part of the agreement with the co-owners of the project in late 2017 to resolve the commercial funding dispute. Subsequent to the end of the year, Suncor's interest in the Fort Hills project was further increased by 0.49%, in accordance with the terms of the arrangement.

The table above summarizes major growth projects that have been sanctioned for development by the company. In addition to the above significant projects, the West White Rose Project was sanctioned during the second quarter of 2017, with first oil targeted in 2022. Husky Energy Inc. is the operator and the project is expected to extend the life of the existing White Rose facilities, with the company's share of peak oil anticipated to be 20,000 bbls/d. Capital expenditures on the project were $66 million in 2017.

Other potential material growth projects have not yet received a final investment decision by the company or its Board of Directors.

Other Capital Projects

Suncor also anticipates 2018 capital expenditures to be directed to the following projects and initiatives:

Oil Sands Operations

For 2018, plans for sustaining capital will be to focus on tailings management, planned maintenance, which includes a major turnaround event in the spring at Upgrader 1 and a turnaround event at Upgrader 2 in the fall, and other investments to maintain production capacity at existing facilities, primarily related to new well pads for In Situ assets to offset natural production declines and development of an autonomous haul truck program to further improve the efficiency of mining operations.

Oil Sands Ventures

Sustaining capital expenditures in 2018 for Syncrude are expected to focus on reliability programs, planned maintenance and maintaining production capacity.

Sustaining capital expenditures in 2018 for Fort Hills will be focused on tailings management and projects to preserve production capacity, including mining equipment.

Exploration and Production

Growth capital in 2018 is expected to include development drilling at all offshore assets, development work on the Oda project and the Fenja development project, subject to the closing of the company's acquisition, as well as pre-sanction design work on the Rosebank future development project.

Refining and Marketing

The company expects that sustaining capital will focus on planned maintenance events, technological investments and routine asset replacement.

2017 ANNUAL REPORT   Suncor Energy Inc.  47

8. FINANCIAL CONDITION AND LIQUIDITY

Liquidity and Capital Resources

At December 31 ($ millions, except as noted)	2017	2016	2015

Net cash from (used in)

Operating activities	8 966	5 680	6 884

Investing activities	(5 019)	(7 507)	(6 771)

Financing activities	(4 223)	869	(1 854)

Foreign exchange (loss) gain on cash and cash equivalents	(68)	(75)	295

(Decrease) increase in cash and cash equivalents	(344)	(1 033)	(1 446)

Cash and Cash equivalents, end of year	2 672	3 016	4 049

Return on Capital Employed (%)(1)

Excluding major projects in progress	8.6	0.5	0.6

Including major projects in progress	6.7	0.4	0.5

Net debt to funds from operations(2) (times)	1.4	2.4	1.7

Interest coverage on long-term debt (times)

Earnings basis(2)(3)	6.5	0.5	(1.8)

Funds from operations basis(2)(4)	11.2	6.5	9.3

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Funds from operations and metrics that use funds from operations are non-GAAP financial measures. Please see the Advisories – Non-GAAP Financial Measures section of this MD&A.

(3)
Net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(4)
Funds from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Cash Flow provided by Operating Activities

Cash flow provided by operating activities was $8.966 billion in 2017, compared to $5.680 billion in 2016. The increase was primarily due to higher upstream price realizations and stronger benchmark crack spreads and refining margins, an increase in Oil Sands production and record refinery crude throughput combined with record retail and wholesale sales volumes in Canada, partially offset by an increase in non-cash working capital, as compared to a decrease in non-cash working capital in 2016.

Cash Flow used in Investment Activities

Cash flow used in investing activities was $5.019 billion in 2017 compared to $7.507 billion in 2016. The decrease was primarily due to proceeds received from the sale of the companys lubricants business and its interests in the Cedar Point and Ripley wind facilities. The prior year included the purchase of an additional 5% interest in the Syncrude project.

Cash Flow used in Financing Activities

Cash flow used in financing activities was $4.223 billion in 2017, compared to a source of cash of $869 million in 2016. The decrease was primarily related to the early repayment of long-term debt, the repurchase of the company's shares under the NCIB, partially offset by a bond issuance in the fourth quarter of 2017, an increase in short-term debt and the proceeds from the sale of a 49% interest in the ETFD, which has been treated as a financing activity due to the existence of non-discretionary distributions within the arrangement. In 2016, the source of cash provided from financing activities was due to the issuance of common shares and long-term debt and an increase in short-term debt, partially offset by the early repayment of a portion of the debt acquired in the COS acquisition.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, available lines of credit and the realized proceeds from divestiture of non-core assets. Suncor's management believes the company will have the capital resources to fund its planned 2018 capital spending program of $4.5 to $5.0 billion and to meet current and future working capital requirements through cash balances and cash equivalents, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, divesting of non-core assets and accessing capital markets. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties and foreign exchange rates.

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents.

48  2017 ANNUAL REPORT   Suncor Energy Inc.

The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

Cash and Cash Equivalents

Included in cash and cash equivalents of $2.672 billion at December 31, 2017 are short-term investments with weighted average terms to maturity of approximately 16 days. In 2017, the company earned approximately $32 million of interest income on this portfolio.

Financing Activities

Management of debt levels continues to be a priority for Suncor given the company's long-term growth plans and the volatility in commodity pricing. Suncor believes a phased and flexible approach to existing and future growth projects should assist the company in maintaining its ability to manage project costs and debt levels.

Suncor's interest on debt (before capitalized interest) in 2017 was $945 million, a decrease from $1.012 billion in 2016, primarily due to the early payment of more than $3.0 billion of long-term debt in the year, partially offset by the issuance of US$750 million of new debt.

Available lines of credit at December 31, 2017 decreased to $4.489 billion, compared to $7.467 billion at December 31, 2016, primarily as a result of management's decision to reduce the company's credit facility by $1.0 billion, the company's cancellation of a $950 million credit facility that was acquired through the acquisition of COS and an increase in short-term indebtedness. The decrease in the company's credit facility and the cancellation of the credit facility acquired through the acquisition of COS were executed in 2017 as the excess liquidity is no longer anticipated to be required with the Fort Hills and Hebron projects achieving first oil. The reduction will further reduce future financing expense.

A summary of total and unutilized credit facilities at December 31, 2017 is as follows:

($ millions)	2017

Fully revolving and expires in 2021	4 000

Fully revolving and expires in 2020	2 504

Fully revolving and expires in 2018/2019	1 580

Can be terminated at any time at the option of the lenders	140

Total credit facilities	8 224

Credit facilities supporting outstanding commercial paper	(2 136)

Credit facilities supporting standby letters of credit	(1 367)

Total unutilized credit facilities(1)	4 721

(1)
Available credit facilities for liquidity purposes were $4.489 billion at December 31, 2017 (December 31, 2016 – $7.467 billion).

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At December 31, 2017, total debt to total debt plus shareholders' equity was 25.6% (December 31, 2016 – 28.1%). The company is currently in compliance with all operating covenants as at December 31, 2017.

At December 31 ($ millions, except as noted)	2017	2016

Short-term debt	2 136	1 273

Current portion of long-term debt	71	54

Long-term debt	13 372	16 103

Total debt	15 579	17 430

Less: Cash and cash equivalents	2 672	3 016

Net debt	12 907	14 414

Shareholders' equity	45 383	44 630

Total debt plus shareholders' equity	60 962	62 060

Total debt to total debt plus shareholders' equity (%)	25.6	28.1

2017 ANNUAL REPORT   Suncor Energy Inc.  49

Change in Net Debt

($ millions)

Total debt – December 31, 2016	17 430

Net decrease in long-term debt	(2 378)

Increase in short-term debt	981

Foreign exchange on debt	(771)

Capital leases, and other	317

Total Debt – December 31, 2017	15 579

Less: Cash and cash equivalents – December 31, 2017	2 672

Net Debt – December 31, 2017	12 907

At December 31, 2017, Suncor's net debt was $12.907 billion, compared to $14.414 billion at December 31, 2016. During 2017, total debt decreased by $1.851 billion, primarily due to the early repayment of more than $3.0 billion in long-term debt and unrealized foreign exchange gains on U.S. dollar denominated debt, partially offset by a bond issuance in the fourth quarter of 2017 and a net increase in the company's finance leases, which are primarily attributed to pipelines that will support Fort Hills.

For the year ended December 31, 2017, the company's net debt to funds from operations measure was 1.4 times, which is lower than management's maximum target of less than 3.0 times.

Credit Ratings

The company's credit ratings impact its cost of funds and liquidity. In particular, the company's ability to access unsecured funding markets and to engage in certain activities on a cost-effective basis is primarily dependent upon maintaining a strong credit rating. A lowering of the company's credit rating may also have potentially adverse consequences for the company's funding capacity or access to the capital markets, may affect the company's ability, and the cost, to enter into normal course derivative or hedging transactions, and may require the company to post additional collateral under certain contracts.

As at February 28, 2018, the company's long-term senior debt ratings are:

Long-Term Senior Debt	Rating		Long-Term Outlook

Standard & Poor's	A-		Stable

Dominion Bond Rating Service	A (low	)	Stable

Moody's Investors Service	Baa1		Stable

The company's commercial paper ratings are:

Commercial Paper	Cdn Program Rating		U.S. Program Rating

Standard & Poor's	A-1 (low	)	A-2

Dominion Bond Rating Service	R-1 (low	)	Not rated

Moody's Investors Service	Not rated		P2

Refer to the Description of Capital Structure – Credit Ratings section of Suncor's 2017 AIF for a description of credit ratings listed above.

Common Shares

Outstanding Shares

December 31, 2017 (thousands)

Common shares	1 640 983

Common share options – non-exercisable	17 363

Common share options – exercisable	13 747

As at February 27, 2018, the total number of common shares outstanding was 1,638,929,009 and the total number of exercisable and non-exercisable common share options outstanding was 35,103,694. Once exercisable, each outstanding common share option is convertible into one common share.

Share Repurchases

In 2017, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor of its intention to commence a new NCIB to purchase and cancel up to $2.0 billion of the company's shares beginning on May 2, 2017 and ending on May 1, 2018. In 2017, the company repurchased and cancelled 33.154 million shares at an average price of $42.61/share, for a total cost of $1.413 billion.

Subsequent to the end of the year, Suncor's Board of Directors approved a further $2.0 billion share repurchase program, continuing to demonstrate the company's ability to generate cash flow and commitment to return cash to shareholders.

Since commencing its share repurchase program in 2011, Suncor has purchased 194.5 million common shares for a total return to shareholders of $6.956 billion under this program.

50  2017 ANNUAL REPORT   Suncor Energy Inc.

At December 31 ($ millions, except as noted)	2017	2016	2015	2014

Share repurchase activities

Shares repurchased (thousands of common shares)	33 154	—	1 230	42 027

Weighted average repurchase price per share (dollars per share)	42.61	—	34.93	39.76

Share repurchase cost ($ millions)	1 413	—	43	1 671

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In addition to the enforceable and legally binding obligations in the table below, Suncor has other obligations for goods and services that were entered into in the normal course of business, which may terminate on short notice, including commitments for the purchase of commodities for which an active, highly liquid market exists, and which are expected to be re-sold shortly after purchase.

The company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources.

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments.

	Payment due by period
($ millions)	2018	2019	2020	2021	2022	2023 and beyond	Total

Fixed and revolving term debt(1)	2 839	970	681	2 069	818	17 954	25 331

Finance lease obligations	71	36	39	45	49	1 079	1 319

Decommissioning and restoration costs(2)	457	450	522	362	248	10 196	12 235

Operating lease agreements, pipeline capacity and energy services commitments	2 102	1 657	1 668	1 529	1 339	11 049	19 344

Exploration work commitments	—	115	138	157	87	—	497

Other long-term obligations(3)	3	19	19	19	19	—	79

Total	5 472	3 247	3 067	4 181	2 560	40 278	58 805

(1)
Includes debt that is redeemable at Suncor's option and interest payments on fixed-term debt.

(2)
Represents the undiscounted amount of decommissioning and restoration costs.

(3)
Includes the Libya EPSA signature bonus and merger consent. See the Other Long-Term Liabilities note to the audited Consolidated Financial Statements.

Transactions with Related Parties

The company enters into transactions with related parties in the normal course of business. These transactions primarily include sales to associated entities in the company's Refining and Marketing segment. For more information on these transactions and for a summary of Compensation of Key Management Personnel, refer to Note 32 to the 2017 audited Consolidated Financial Statements.

Financial Instruments

Suncor periodically enters into derivative contracts for risk management purposes. The derivative contracts hedge risks related to purchases and sales of commodities, to manage exposure to interest rates and to hedge risks specific to individual transactions, such as currency risk associated with repayment of U.S. dollar denominated debt. For the year ended December 31, 2017, the pre-tax earnings impact for risk management activities was a loss of $19 million (2016 – pre-tax loss of $25 million).

The company's Energy Trading business uses crude oil, natural gas and refined products futures contracts, as well as other derivative financial instruments to optimize related trading strategies. For the year ended December 31, 2017, the pre-tax earnings impact for Energy Trading activities was a loss of $37 million (2016 – pre-tax loss of $47 million).

Gains or losses related to derivatives are recorded as Other Income in the Consolidated Statements of Comprehensive Income.

2017 ANNUAL REPORT   Suncor Energy Inc.  51

($ millions)	Energy Trading	Risk Management	Total

Fair value of contracts outstanding – December 31, 2015	(18)	20	2

Cash settlements – paid (received) during the year	29	(13)	16

Unrealized losses recognized in earnings during the year	(47)	(25)	(72)

Fair value outstanding – December 31, 2016	(36)	(18)	(54)

Cash settlements – (received) paid during the year	(12)	17	5

Unrealized losses recognized in earnings during the year	(37)	(19)	(56)

Fair value outstanding – December 31, 2017	(85)	(20)	(105)

The fair value of derivative financial instruments is recorded on the Consolidated Balance Sheet.

Fair value of derivative contracts at December 31 ($ millions)	2017	2016

Accounts receivable	74	155

Accounts payable	(179)	(209)

	(105)	(54)

Risks Associated with Derivative Financial Instruments

Suncor may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to fulfil their obligations under these contracts. The company minimizes this risk by entering into agreements with investment grade counterparties. Risk is also minimized through regular management review of the potential exposure to and credit ratings of such counterparties. Suncor's exposure is limited to those counterparties holding derivative contracts with net positive fair values at a reporting date.

Suncor's risk management activities are subject to periodic reviews by management to determine appropriate hedging requirements based on the company's tolerance for exposure to market volatility, as well as the need for stable cash flow to finance future growth. Energy Trading activities are governed by a separate risk management group that reviews and monitors practices and policies and provides independent verification and valuation of these activities.

For further details on our derivative financial instruments, including assumptions made in the calculation of fair value, a sensitivity analysis of the effect of changes in commodity prices on our derivative financial instruments, and additional discussion of exposure to risks and mitigation activities, see the Financial Instruments and Risk Management note in the company's 2017 audited Consolidated Financial Statements.

52  2017 ANNUAL REPORT   Suncor Energy Inc.

9. ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Suncor's significant accounting policies are described in Note 3 to the audited Consolidated Financial Statements for the year ended December 31, 2017.

Recently Announced Accounting Pronouncements

The standards and interpretations that are issued, but not yet effective up to the date of issuance of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company, are disclosed below. The company intends to adopt these standards and interpretations, if applicable, when they become effective.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 Revenue from Contracts with Customers. It replaces existing revenue recognition guidance and provides a single, principles-based five-step model to be applied to all contracts with customers. The company has adopted this standard on the effective date of January 1, 2018. The adoption of this standard will result in a change in presentation between Operating revenues net of royalties and the Operating, selling and general expense and Transportation expense line items; however, there will be no impact on the company's consolidated net earnings. Additional note disclosure will also be required.

Financial Instruments

In July 2014, IFRS 9 Financial Instruments was issued as a complete standard, including the requirements previously issued related to classification and measurement of financial assets and liabilities, and additional amendments to introduce a new expected loss impairment model for financial assets including credit losses. The company has adopted this standard on the effective date of January 1, 2018. IFRS 9 replaced the multiple classification and measurement models for financial assets that currently exist under IAS 39 Financial Instruments, and the basis on which financial assets are measured will determine their classification as either, at amortized cost, fair value through profit and loss, or fair value through other comprehensive income. Therefore, the adoption of this standard will result in a reclassification of financial assets currently classified as loans and receivables to financial assets at amortized cost, however there is no impact to the measurement of these financial assets. There will be no classification or measurement impact to the company's financial liabilities. Therefore, the adoption of this standard will not have any impact on the company's consolidated net earnings.

Leases

In January 2016, the IASB issued IFRS 16 Leases which replaces the existing leasing standard (IAS 17 Leases) and requires the recognition of most leases on the balance sheet. IFRS 16 effectively removes the classification of leases as either finance or operating leases and treats all leases as finance leases for lessees with exemptions for short-term leases where the term is twelve months or less and for leases of low-value items. The accounting treatment for lessors remains essentially unchanged, with the requirement to classify leases as either finance or operating. The company will adopt IFRS 16 on the effective date of January 1, 2019, and has selected the modified retrospective transition approach. Suncor has also elected to apply the optional exemptions for short-term and low-value leases. IFRS 16 is expected to materially increase the company's assets and liabilities, increase Depreciation, Depletion, Amortization expense, increase Financing expense and reduce Operating, Selling and General expense. Cash payments associated with operating leases are currently presented within Operating Activities, under IFRS 16 the cash flows will be allocated between Financing Activities for the repayment of the principal liability and Operating Activities for the financing expense portion. The overall impact to cash flow is unchanged. The company has a transition team to assess the impact of IFRS 16 and implement the necessary changes to accounting systems, business processes and internal controls as a result of the new standard. The transition team is currently in the process of reviewing and categorizing the company's contracts and implementing the required information systems changes; however, it is currently too early to quantify the impacts. The company will disclose additional information throughout 2018 on the progress of the transition including the estimated quantitative financial impacts.

Share-Based Payments

In June 2016, the IASB issued the final amendments to IFRS 2 Share-based payments that clarify the classification and measurement of share-based payment transactions. This includes the effect of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are to be applied prospectively and are effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The adoption of this standard will not have any impact on the company's consolidated financial statements.

Uncertainty over Income Tax Treatments

In June 2017, the IASB issued IFRIC 23 Uncertainty over Income Tax Treatments. The interpretation clarifies the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation requires an entity to

2017 ANNUAL REPORT   Suncor Energy Inc.  53

consider whether it is probable that a taxation authority will accept an uncertain tax treatment. If the entity considers it to be not probable that a taxation authority will accept an uncertain tax provision the interpretation requires the entity to use the most likely amount or the expected value. The amendments are to be applied retrospectively and are effective for annual periods beginning on or after January 1, 2019, with earlier application permitted. The adoption of this amendment will not have any impact on the company's consolidated financial statements.

Significant Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information. The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves

Measurements of depletion, depreciation, impairment and decommissioning and restoration obligations are determined in part based on the company's estimate of oil and gas reserves. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2017 by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2017, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors including the existence of reserves, appropriate approvals from regulatory bodies and the company's internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructures, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, expected production volumes, future operating and development costs, discount rates, tax rates, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

In addition, these provisions are based on estimated costs, which take into account the anticipated method and extent of restoration, technological advances, possible future use of

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the site, reclamation projects and processes and the water treatment facility. Actual costs are uncertain and estimates can vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgments about the outcomes of future events, the interpretation of laws and regulations, and estimates on timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Fair Value of Financial Instruments

The fair value of a financial instrument is determined, whenever possible, based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data that includes forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the functional currency of the company and each of its subsidiaries is a management judgment based on the composition of revenue and costs in the locations in which it operates.

Fair Value of Share-Based Compensation

The fair values of equity settled and cash settled share-based payment awards are estimated using the Black Scholes options pricing model. These estimates depend on certain assumptions, including share price, volatility, risk-free interest rate, the term of the awards, the forfeiture rate and the annual dividend yield, which, by their nature, are subject to measurement uncertainty.

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10. RISK FACTORS

Suncor is committed to a proactive program of enterprise risk management intended to enable decision making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor.

Volatility of Commodity Prices

Suncor's financial performance is closely linked to prices for crude oil in the company's upstream business and prices for refined petroleum products in the company's downstream business, and, to a lesser extent, to natural gas prices in the company's upstream business, where natural gas is both an input and output of production processes. The prices for all of these commodities can be influenced by global and regional supply and demand factors, which are factors that are beyond the company's control and can result in a high degree of price volatility.

Crude oil prices are also affected by, among other things, global economic health and global economic growth (particularly in emerging markets), pipeline constraints, regional and international supply and demand imbalances, political developments, compliance or non-compliance with quotas agreed upon by Organization of Petroleum Exporting Countries (OPEC) members and other countries, decisions by OPEC not to impose quotas on its members, access to markets for crude oil, and weather. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen), and between conventional oil and SCO.

Refined petroleum product prices and refining margins are also affected by, among other things, crude oil prices, the availability of crude oil and other feedstock, levels of refined product inventories, regional refinery availability, marketplace competitiveness, and other local market factors. Natural gas prices in North America are affected by, among other things, supply and demand, and by prices for alternative energy sources. Decreases in product margins or increases in natural gas prices could have a material adverse effect on Suncor's business, financial condition and reserves.

In addition, oil and natural gas producers in North America, and particularly in Canada, may receive discounted prices for their production relative to certain international prices, due in part to constraints on the ability to transport and sell such products to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by oil and natural gas producers such as Suncor. Suncor's production from Oil Sands includes significant quantities of bitumen and SCO that may trade at a discount to light and medium crude oil. Bitumen and SCO are typically more expensive to produce and process. In addition, the market prices for these products may differ from the established market indices for light and medium grades of crude oil. As a result, the price received for bitumen and SCO may differ from the benchmark they are priced against. Future quality differentials are uncertain and unfavourable differentials could have a material adverse effect on Suncor's business, financial condition and reserves.

Beginning in the latter half of 2014, world oil prices declined significantly. While oil prices have moderately recovered from the low prices that were experienced during that time, due in part to quotas agreed upon by OPEC and certain non-OPEC countries, there can be no assurances that this price recovery will continue or can be sustained. Failure by OPEC and these non-OPEC countries to establish new quotas, or to meet or maintain agreed upon quotas, or increases in supply from other countries (including Canada and the U.S.), in addition to the other factors discussed above, could cause world oil prices to decrease and such decrease could be significant and also lead to greater price volatility. A prolonged period of low and/or volatile commodity prices, particularly for crude oil, could have a material adverse effect on Suncor's business, financial condition and reserves, and may also lead to the impairment of assets, or the cancellation or deferral of Suncor's growth projects.

Major Operational Incidents (Safety, Environmental and Reliability)

Each of Suncor's primary operating businesses – Oil Sands, E&P, and R&M – requires significant levels of investment in the design, operation and maintenance of facilities, and carries the additional economic risk associated with operating reliably or enduring a protracted operational outage.

The company's businesses also carry the risks associated with environmental and safety performance, which is closely scrutinized by governments, the public and the media, and could result in a suspension of or inability to obtain regulatory approvals and permits, or, in the case of a major environmental or safety incident, fines, civil suits or criminal charges against the company.

In general, Suncor's operations are subject to operational hazards and risks such as, among others, fires (including forest fires), explosions, blow-outs, power outages, severe winter climate conditions, prolonged periods of extreme cold or extreme heat, flooding, droughts and other extreme weather conditions, railcar incidents or derailments, the migration of harmful substances such as oil spills, gaseous leaks or a release of tailings into water systems, pollution and other environmental risks, and accidents, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment, the environment, and

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information technology systems and related data and control systems.

The reliable operation of production and processing facilities at planned levels and Suncor's ability to produce higher value products can also be impacted by, among other things, failure to follow operating procedures or operate within established operating parameters, equipment failure through inadequate maintenance, unanticipated erosion or corrosion of facilities, manufacturing and engineering flaws, and labour shortage or interruption. The company is also subject to operational risks such as sabotage, terrorism, trespass, theft and malicious software or network attacks.

In addition to the foregoing factors that affect Suncor's business generally, each business unit is susceptible to additional risks due to the nature of its business, including, among others, the following:

•
Suncor's Oil Sands business is susceptible to loss of production, slowdowns, shutdowns or restrictions on its ability to produce higher value products, due to the failure of any one or more interdependent component systems, and other risks inherent to oil sands operations;

•
For Suncor's E&P businesses, there are risks and uncertainties associated with drilling for oil and natural gas, the operation and development of such properties and wells (including encountering unexpected formations, pressures, or the presence of hydrogen sulphide), premature declines of reservoirs, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids and other accidents;

•
E&P offshore operations occur in areas subject to hurricanes and other extreme weather conditions, such as winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death of rig personnel. Suncor's offshore operations could also be affected by the actions of Suncor's contractors, joint venture operators and agents that could result in similar catastrophic events at their facilities, or could be indirectly affected by catastrophic events occurring at other third-party offshore operations. In either case, this could give rise to liability, damage to the company's equipment, harm to individuals, force a shutdown of facilities or operations, or result in a shortage of appropriate equipment or specialists required to perform planned operations; and

•
Suncor's Refining and Marketing operations are subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including, among others, loss of production, slowdowns or shutdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock or other incidents.

Although the company maintains a risk management program, which includes an insurance component, such insurance may not provide adequate coverage in all circumstances, nor are all such risks insurable. It is possible that the company's insurance coverage will not be sufficient to address the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Government/Regulatory Policy and Effectiveness

Suncor's businesses operate under federal, provincial, territorial, state and municipal laws in numerous countries. The company, including its joint arrangements, is also subject to regulation and intervention by governments in oil and gas industry matters, such as, among others, land tenure, royalties, taxes (including income taxes), government fees, production rates, environmental protection, wildlife, fish, safety performance, the reduction of greenhouse gas (GHG) and other emissions, the export of crude oil, natural gas and other products, interactions with foreign governments, the awarding or acquisition of exploration and production rights, oil sands leases or other interests, the imposition of specific drilling obligations, control over the development, reclamation and abandonment of fields and mine sites (including restrictions on production), mine financial security requirements and possibly expropriation or cancellation of contract rights. As part of ongoing operations, the company, including its joint arrangements, is also required to comply with a large number of Environment, Health and Safety (EH&S) regulations under a variety of Canadian, U.S., U.K. and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Failure to comply with applicable laws and regulations may result in, among other things, the imposition of fines and penalties, production constraints, a compulsory shutdown of facilities or suspension of operations, reputational damage, delays, increased costs, denial of operating and growth permit applications, censure, liability for cleanup costs and damages, and the loss of important licences and permits.

Before proceeding with most major projects, including significant changes to existing operations, Suncor, including its joint arrangements, must obtain various federal, provincial, territorial, state and municipal permits and regulatory approvals, and must also obtain licences to operate certain assets. These processes can involve, among other things, Aboriginal and stakeholder consultation, environmental impact assessments and public hearings, and may be subject to conditions, including security deposit obligations and other commitments. Suncor's businesses can

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also be indirectly impacted by a third party's inability to obtain regulatory approval for a shared infrastructure project or a third-party infrastructure project on which a portion of Suncor's business depends. Compliance can also be affected by the loss of skilled staff, inadequate internal processes and compliance auditing.

Failure to obtain, comply with, satisfy the conditions of or maintain regulatory permits and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in delays, abandonment or restructuring of projects and increased costs, all of which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Changes in government policy (including, among others, trade policies affecting energy resource exports and increased regulation as a result of climate change), regulation or other laws, or the interpretation thereof, or opposition to Suncor's projects or third-party pipeline and infrastructure projects that delays or prevents necessary permits or regulatory approvals, or which makes current operations or growth projects uneconomic, could materially impact Suncor's operations, existing and planned projects, financial condition, reserves and results of operations. Obtaining necessary approvals or permits has become more difficult due to increased public opposition and consultation, including Aboriginal consultation requirements as well as increased political involvement. The federal government also issued Bill C-69, An Act to enact the Impact Assessment Act and the Canadian Energy Regulator Act, to amend the Navigation Protection Act and to make consequential amendments to other Acts (Bill C-69) in February 2018. If enacted, it will impact the manner in which large energy projects are approved, including increased Aboriginal consultation and involvement. The result of these developments could also lead to additional compliance costs and staffing and resource levels, and also increase exposure to other risks to Suncor's business, including environmental or safety non-compliance and permit approvals, all of which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Carbon Risk

Public support for climate change action and receptivity to alternative/renewable energy technologies has grown in recent years. Governments in Canada and around the world have responded to these shifting societal attitudes by adopting ambitious emissions reduction targets and supporting legislation, including measures relating to carbon pricing, clean energy and fuel standards, and alternative energy incentives and mandates. There has also been increased activism and public opposition to fossil fuels, and oil sands in particular.

Existing and future laws and regulations may impose significant liabilities on a failure to comply with their requirements. Concerns over climate change and fossil fuel extraction could lead governments to enact additional or more stringent laws and regulations applicable to Suncor and other companies in the energy industry in general, and in the oil sands industry in particular.

Environmental regulation, including regulation relating to climate change, could impact the demand for, formulation or quality of the company's products, or could require increased capital expenditures, operating expenses and distribution costs, which may or may not be recoverable in the marketplace and which may result in current operations or growth projects becoming uneconomic. In addition, such regulatory changes could necessitate that Suncor develop new technologies. Such technology development could require a significant investment of capital and resources, and any delay in or failure to identify and develop such technologies could prevent Suncor, including its joint arrangements, from obtaining regulatory approvals for projects or being able to successfully compete with other companies. Increasing environmental regulation in the jurisdictions in which Suncor operates may also make it difficult for Suncor to compete with companies operating in other jurisdictions with fewer or less costly regulations. The complexity and breadth of changes in environmental regulation make it extremely difficult to predict the potential impact to Suncor.

Suncor continues to actively monitor the international and domestic efforts to address climate change. While it currently appears that GHG regulations and targets will continue to become more stringent, and while Suncor continues its efforts to reduce the intensity of its GHG emissions, the absolute GHG emissions of the company are expected to rise as it pursues a growth strategy. Increases in GHG emissions may impact the profitability of the company's projects, as Suncor will be subject to incremental levies and taxes. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change. In addition, the mechanics of implementation and enforcement of the Oil Sands Emissions Limit Act (Alberta) are currently under review and it is not yet possible to predict the impact on Suncor. However, such impact could be material.

These developments and further such developments in the future could adversely impact the demand for Suncor's products, the ability of Suncor to maintain and grow its production and reserves, and Suncor's reputation and could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

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Environmental Compliance

Tailings Management

There are risks associated with Suncor's tailings management plans, including those of its joint arrangements. Each mine is required under the Alberta Energy Regulator's Directive 085 – Fluid Tailings Management for Oil Sands Mining Projects to update its mine fluid tailings management plans. If those plans are not approved in the timelines anticipated or at all, or if any conditions to the approval for the plans are not satisfied, the operators' ability to implement additional fluid tailings treatment facilities could be adversely impacted, which could result in reductions in production and lower volumes of treated tailings. If the mine exceeds certain compliance levels specified in the Tailings Management Framework (TMF), the applicable company could be subject to enforcement actions, including being required to curtail production, and financial consequences, including being subject to a compliance levy or being required to post additional security under the Mine Financial Security Program. The full impact of the TMF, including the financial consequences of exceeding compliance levels, is not yet fully known, as certain associated policies and regulations are still under development. Such policies and regulations could also restrict the technologies that the company may employ for tailings management, which could adversely impact the company's business plans. There could also be risks if the company's tailings management operations, including those of its joint arrangements, fail to operate as anticipated. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Alberta's Land Use Framework (LARP)

The implementation of, and compliance with, the terms of the LARP may adversely impact Suncor's current properties and projects in northern Alberta due to, among other things, environmental limits and thresholds. The impact of the LARP on Suncor's operations may be outside of the control of the company, as Suncor's operations could be impacted as a result of restrictions imposed due to the cumulative impact of development by the other operators in the area and not solely in relation to Suncor's direct impact. The uncertainty of changes in Suncor's future development and existing operations required as a result of the LARP could have an adverse effect on Suncor's business, financial condition, reserves and results of operations.

Alberta Environment and Parks (AEP) Water Licences

Suncor currently relies on water obtained under licences from AEP to provide domestic and utility water for the company's Oil Sands business. Water licences, like all regulatory approvals, contain conditions to be met in order to maintain compliance with the licence. There can be no assurance that the licences to withdraw water will not be rescinded or that additional conditions will not be added. It is also possible that regional water management approaches may require water sharing agreements between stakeholders. In addition, the expansion of the company's projects may rely on securing licences for additional water withdrawal, and there can be no assurance that these licences will be granted or that they will be granted on terms favourable to Suncor. There is also a risk that future laws or changes to existing laws or regulations relating to water access could cause capital expenditures and operating expenses relating to water licence compliance to increase. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Species at Risk Act

Woodland caribou have been identified as Threatened under the Species at Risk Act (Canada). In response to the Government of Canada's Recovery Strategy for Woodland Caribou, provincial caribou range plans are being developed. Suncor has existing, planned and potential future projects within caribou ranges in Alberta. The development and implementation of range plans in these areas may have an impact on the pace and amount of development in these areas and could potentially increase costs for restoration or offsetting requirements, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Air Quality Management

A number of Canadian federal and provincial air quality regulations and frameworks are currently being developed, changed and/or implemented, which could have an impact on the company's existing and planned projects by requiring the company to invest additional capital or incur additional operating and compliance expenses, including, among other things, potentially requiring the company to retrofit equipment to meet new requirements and increase monitoring and mitigation plans. The full impact of these regulations and frameworks is not yet known; however, they could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Alberta Wetland Policy

Pursuant to the Alberta Wetland Policy, development in wetland areas may be required to avoid wetlands or mitigate the development's effects on wetlands. Although the full impact of the policy on Suncor is not yet fully known, certain of Suncor's operations and growth projects may be affected by aspects of the policy where avoidance is not possible and wetland reclamation or replacement may be required, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

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Market Access

Suncor's production of bitumen is expected to grow as production ramps up at Fort Hills. The markets for bitumen blends or heavy crude are more limited than those for light crude, making them more susceptible to supply and demand changes and imbalances (whether as a result of the availability, proximity, and capacity of pipeline facilities, railcars, or otherwise). Heavy crude oil generally receives lower market prices than light crude, due principally to the lower quality and value of the refined product yield and the higher cost to transport the more viscous product on pipelines, and this price differential can be amplified due to supply and demand imbalances. A shortage of condensate to transport bitumen may cause Suncor's cost to increase due to the need to purchase alternative diluent supplies, thereby increasing the cost to transport bitumen to market and increasing Suncor's operating costs, as well as affecting Suncor's bitumen blend marketing strategy.

Market access for oil sands production may be constrained by insufficient pipeline takeaway capacity, including the lack of new pipelines due to an inability to secure required approvals and negative public perception. There is a risk that constrained market access for oil sands production, growing inland production and refinery outages will potentially create widening differentials that could impact the profitability of product sales. The occurrence of any of the foregoing could have a material adverse effect on the company's business, financial condition, reserves and results of operations.

Information Security

The efficient operation of Suncor's business is dependent on computer hardware, software and networked systems. In the ordinary course of Suncor's business, Suncor collects and stores sensitive data, including intellectual property, proprietary business information and identifiable personal information of the company's employees and retail customers. Suncor's operations are also dependent upon a large and complex information framework. Suncor relies on industry accepted security measures, controls and technology to protect Suncor's information systems and securely maintain confidential and proprietary information stored on the company's information systems, and has adopted a continuous process to identify, assess and manage threats to the company's information systems. Suncor's information security risk oversight is conducted by the Audit Committee of the Board of Directors. However, the measures, controls and technology on which the company relies may not be adequate due to the increasing volume and sophistication of cyber threats. Suncor's information technology and infrastructure, including process control systems, may be vulnerable to attacks by malicious persons or entities motivated by, among others, geopolitical, financial or activist reasons, or breached due to employee error, malfeasance or other disruptions. Any such attack or breach could compromise Suncor's networks, and the information Suncor stores could be accessed, publicly disclosed, lost, stolen or compromised. Any such attack, breach, access, disclosure or loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to Suncor's operations, decreased performance and production, increased costs, and damage to Suncor's reputation, which could have a material adverse effect on Suncor's business, financial condition and results of operations. Although the company maintains a risk management program, which includes an insurance component that may provide coverage for the operational impacts from an attack to, or breach of, Suncor's information technology and infrastructure, including process control systems, the company does not maintain stand-alone cyber insurance. Furthermore, not all cyber risks are insurable. As a result, Suncor's existing insurance may not provide adequate coverage for losses stemming from a cyber attack to, or breach of, its information technology and infrastructure.

Project Execution

There are certain risks associated with the execution of Suncor's major projects and the commissioning and integration of new facilities within its existing asset base.

Project execution risk consists of three related primary risks:

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Engineering – a failure in the specification, design or technology selection;

•
Construction – a failure to build the project in the approved time, in accordance with design, and at the agreed cost; and

•
Commissioning and start-up – a failure of the facility to meet agreed performance targets, including operating costs, efficiency, yield and maintenance costs.

Project execution can also be impacted by, among other things:

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Failure to comply with Suncor's Asset Development and Execution Model;

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The availability, scheduling and cost of materials, equipment and qualified personnel;

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The complexities associated with integrating and managing contractor staff and suppliers;

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The ability to obtain the necessary environmental and other regulatory approvals;

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The impact of general economic, business and market conditions and the company's ability to finance growth, including major growth projects in progress, if commodity prices were to decline and stay at low levels for an extended period;

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The impact of weather conditions;

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•
Risks relating to restarting projects placed in safe mode, including increased capital costs;

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The effect of changing government regulation and public expectations in relation to the impact of oil sands development on the environment;

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Complexities and risks associated with constructing projects within operating environments and confined construction areas;

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The complexities and uncertainties associated with identification, development and integration of new technologies into the company's existing and new assets;

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Risks associated with offshore fabrication and logistics;

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Risks relating to scheduling, resources and costs, including the availability and cost of materials, equipment and qualified personnel;

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The accuracy of project cost estimates, as actual costs for major projects can vary from estimates, and these differences can be material;

•
The company's ability to complete strategic transactions; and

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The commissioning and integration of new facilities within the company's existing asset base could cause delays in achieving guidance, targets and objectives.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Cumulative Impact of Change

In order to achieve Suncor's business objectives, the company must operate efficiently, reliably and safely and, at the same time, deliver growth and sustaining projects safely, on budget and on schedule. The ability to achieve these two sets of objectives is critically important for Suncor to deliver value to shareholders and stakeholders. These ambitious business objectives compete for resources, and may negatively impact the company should there be inadequate consideration of the cumulative impacts of prior and parallel initiatives on people, processes and systems. There is also a risk that these objectives may exceed Suncor's capacity to adopt and implement change. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition and results of operations.

Joint Arrangement Risk

Suncor has entered into joint arrangements and other contractual arrangements with third parties, including arrangements where other entities operate assets in which Suncor has ownership or other interests. These joint arrangements include, among others, those with respect to Syncrude, Fort Hills, and operations in Suncor's E&P Canada and E&P International businesses. The success and timing of activities relating to assets and projects operated by others, or developed jointly with others, depend upon a number of factors that are outside of Suncor's control, including, among others, the timing and amount of capital expenditures, the timing and amount of operational and maintenance expenditures, the operator's expertise, financial resources and risk management practices, the approval of other participants, and the selection of technology.

These co-owners may have objectives and interests that do not coincide with and may conflict with Suncor's interests. Major capital decisions affecting joint arrangements may require agreement among the co-owners, while certain operational decisions may be made solely at the discretion of the operator of the applicable assets. While joint venture counterparties may generally seek consensus with respect to major decisions concerning the direction and operation of the assets and the development of projects, no assurance can be provided that the future demands or expectations of the parties relating to such assets and projects will be met satisfactorily or in a timely manner. Failure to satisfactorily meet demands or expectations by all of the parties may affect the company's participation in the operation of such assets or in the development of such projects, the company's ability to obtain or maintain necessary licences or approvals, or the timing for undertaking various activities. In addition, disputes may arise pertaining to the timing, funding and/or capital commitments with respect to projects that are being jointly developed, which could materially adversely affect the development of such projects and Suncor's business and operations.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Financial Risks

Energy Trading and Risk Management Activities and the Exposure to Counterparties

The nature of Suncor's energy trading and risk management activities, which may make use of derivative financial instruments to hedge its commodity price and other market risks, creates exposure to significant financial risks, which include, but are not limited to, the following:

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Unfavourable movements in commodity prices, interest rates or foreign exchange could result in a financial or opportunity loss to the company;

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A lack of counterparties, due to market conditions or other circumstances, could leave the company unable to liquidate or offset a position, or unable to do so at or near the previous market price;

•
The company may not receive funds or instruments from counterparties at the expected time or at all;

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The counterparty could fail to perform an obligation owed to Suncor;

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•
Loss as a result of human error or deficiency in the company's systems or controls; and

•
Loss as a result of contracts being unenforceable or transactions being inadequately documented.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition and results of operations.

Exchange Rate Fluctuations

The company's 2017 audited Consolidated Financial Statements are presented in Canadian dollars. The majority of Suncor's revenues from the sale of oil and natural gas are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. The company also holds substantial amounts of U.S. dollar denominated debt. Suncor's results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. The company also undertakes operations administered through international subsidiaries and therefore, to a lesser extent, Suncor's results can be affected by the exchange rates between the Canadian dollar and the euro, the British pound and the Norwegian krone. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenue received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at December 31, 2017, the Canadian dollar strengthened in relation to the U.S. dollar to 0.80 from 0.74 at the start of 2017. Exchange rate fluctuations could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Interest Rate Risk

The company is exposed to fluctuations in short-term Canadian and U.S. interest rates as Suncor maintains a portion of its debt capacity in revolving and floating rate bank facilities and commercial paper, and invests surplus cash in short-term debt instruments and money market instruments. Suncor is also exposed to interest rate risk when debt instruments are maturing and require refinancing, or when new debt capital needs to be raised. The company is also exposed to changes in interest rates on derivative instruments used to manage the debt portfolio, including hedges of prospective new debt issuances. Unfavourable changes in interest rates could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Issuance of Debt and Debt Covenants

Suncor expects that future capital expenditures will be financed out of cash balances and cash equivalents, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, divesting of non-core assets and accessing capital markets. This ability is dependent on, among other factors, commodity prices, the overall state of the capital markets, and financial institutions and investor appetite for investments in the energy industry generally, and the company's securities in particular. To the extent that external sources of capital become limited or unavailable or available on unfavourable terms, the ability to make capital investments and maintain existing properties may be constrained.

If the company finances capital expenditures in whole or in part with debt, that may increase its debt levels above industry standards for oil and gas companies of similar size. Depending on future development plans, additional debt financing may be required that may not be available or, if available, may not be available on favourable terms, including higher interest rates and fees. Neither the articles of Suncor nor its bylaws limit the amount of indebtedness that may be incurred; however, Suncor is subject to covenants in its existing bank facilities and seeks to avoid an unfavourable cost of debt. The level of the company's indebtedness, from time to time, could impair its ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise and could negatively affect its credit ratings.

Suncor is required to comply with financial and operating covenants under existing credit facilities and debt securities. Covenants are reviewed based on actual and forecast results and the company has the ability to make changes to its development plans, capital structure and/or dividend policy to comply with covenants under the credit facilities. If Suncor does not comply with the covenants under its credit facilities and debt securities, there is a risk that repayment could be accelerated and/or the company's access to capital could be restricted or only be available on unfavourable terms.

Rating agencies regularly evaluate the company, including its subsidiaries. Their ratings of Suncor's long-term and short-term debt are based on a number of factors, including the company's financial strength, as well as factors not entirely within its control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. Credit ratings may be important to customers or counterparties when Suncor competes in certain markets and when it seeks to engage in certain transactions, including transactions involving over the counter derivatives. There is a risk that one or more of Suncor's credit ratings could be downgraded, which could potentially limit its access to

62  2017 ANNUAL REPORT   Suncor Energy Inc.

private and public credit markets and increase the company's cost of borrowing.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Third-Party Service Providers

Suncor's businesses are reliant on the operational integrity of a large number of third-party service providers, including input and output commodity transport (pipelines, rail, trucking, marine) and utilities associated with various Suncor and jointly owned facilities, including electricity. A disruption in service by one of these third parties can also have a dramatic impact on Suncor's operations. Pipeline constraints that affect takeaway capacity or supply of inputs, such as hydrogen and power for example, could impact the company's ability to produce at capacity levels. Disruptions in pipeline service could adversely affect commodity prices, Suncor's price realizations, refining operations and sales volumes, or limit the company's ability to produce and deliver production. These interruptions may be caused by the inability of the pipeline to operate or by the oversupply of feedstock into the system that exceeds pipeline capacity. Short-term operational constraints on pipeline systems arising from pipeline interruption and/or increased supply of crude oil have occurred in the past and could occur in the future. There is a risk that third-party outages could impact Suncor's production or price realizations, which could have a material adverse effect on Suncor's business, financial condition and results of operations.

Royalties and Taxes

Suncor is subject to royalties and taxes imposed by governments in numerous jurisdictions.

Royalties can be impacted by changes in crude oil and natural gas pricing, production volumes, and capital and operating costs, by changes to existing legislation or PSCs, and by results of regulatory audits of prior year filings and other such events. The final determination of these events may have a material impact on the company's royalties expense.

An increase in Suncor's royalties expense, income taxes, property taxes, carbon taxes, tariffs, duties, border taxes, and other taxes and government-imposed compliance costs, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Foreign Operations

The company has operations in a number of countries with different political, economic and social systems. As a result, the company's operations and related assets are subject to a number of risks and other uncertainties arising from foreign government sovereignty over the company's international operations, which may include, among other things:

•
Currency restrictions and restrictions on repatriation of funds;

•
Loss of revenue, property and equipment as a result of expropriation, nationalization, war, insurrection and geopolitical and other political risks;

•
Increases in taxes and government royalties;

•
Compliance with existing and emerging anti-corruption laws, including the Foreign Corrupt Practices Act (United States), the Corruption of Foreign Public Officials Act (Canada) and the United Kingdom Bribery Act;

•
Renegotiation of contracts with government entities and quasi-government agencies;

•
Changes in laws and policies governing operations of foreign-based companies; and

•
Economic and legal sanctions (such as restrictions against countries experiencing political violence, or countries that other governments may deem to sponsor terrorism).

If a dispute arises in the company's foreign operations, the company may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the U.S. In addition, as a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, there is a risk the company could also be exposed to potential claims for alleged breaches of international or local law.

The impact that future potential terrorist attacks, regional hostilities or political violence may have on the oil and gas industry, and on our operations in particular, is not known at this time. This uncertainty may affect operations in unpredictable ways, including disruptions of fuel supplies and markets, particularly crude oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or collateral damage of, an act of terror, political violence or war. Suncor may be required to incur significant costs in the future to safeguard our assets against terrorist activities or to remediate potential damage to our facilities. There can be no assurance that Suncor will be successful in protecting itself against these risks and the related financial consequences.

Despite Suncor's training and policies around bribery and other forms of corruption, there is a risk that Suncor, or some of its employees or contractors, could be charged with bribery or corruption. Any of these violations could result in onerous penalties. Even allegations of such behaviour could impair Suncor's ability to work with governments or non-government organizations and could result in the formal

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exclusion of Suncor from a country or area, sanctions, fines, project cancellations or delays, the inability to raise or borrow capital, reputational impacts and increased investor concern.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Technology Risk

There are risks associated with growth and other capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations, including that the results of the application of new technologies may differ from simulated, test or pilot environments. The success of projects incorporating new technologies cannot be assured. Advantages accrue to companies that can develop and adopt emerging technologies in advance of competitors. The inability to develop, implement and monitor new technologies may impact the company's ability to develop its new or existing operations in a profitable manner or comply with regulatory requirements, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Skills, Resource Shortage and Reliance on Key Personnel

The successful operation of Suncor's businesses and the company's ability to expand operations will depend upon the availability of, and competition for, skilled labour and materials supply. There is a risk that the company may have difficulty sourcing the required labour for current and future operations. The risk could manifest itself primarily through an inability to recruit new staff without a dilution of talent, to train, develop and retain high-quality and experienced staff without unacceptably high attrition, and to satisfy an employee's work/life balance and desire for competitive compensation. The labour market in Alberta has been historically tight and, while the current economic situation has partially moderated this effect, it remains a risk to be managed. The increasing age of the company's existing workforce adds further pressure. Materials may also be in short supply due to smaller labour forces in many manufacturing operations. Suncor's ability to operate safely and effectively and complete all projects on time and on budget has the potential to be significantly impacted by these risks and this impact could be material.

The company's success also depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on the company. The contributions of the existing management team to the immediate and near-term operations of the company are likely to continue to be of central importance for the foreseeable future.

Labour Relations

Hourly employees at Suncor's Oil Sands operations facilities, all of the company's refineries, certain of the company's terminal and distribution operations, and the Terra Nova floating production storage and offloading vessel are represented by labour unions or employee associations. Approximately 38% of the company's employees were covered by collective agreements at the end of 2017. Negotiations for a new collective agreement are in progress with the Teamsters Canada union at Suncor's Burrard terminal and with Unifor at the company's ETFD. Any work interruptions involving the company's employees (including as a result of the failure to successfully negotiate new collective agreements with unions), contract trades utilized in the company's projects or operations, or any jointly owned facilities operated by another entity present a significant risk to the company and could have a material adverse effect on Suncor's business, financial condition and results of operations.

Competition

The global petroleum industry is highly competitive in many aspects, including the exploration for and the development of new sources of supply, the acquisition of crude oil and natural gas interests, and the refining, distribution and marketing of refined petroleum products. Suncor competes in virtually every aspect of its business with other energy companies. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers. The increasing volatility of the political and social landscape at provincial, federal, territorial, state, municipal and international levels adds complexity.

For Suncor's Oil Sands business, a number of other companies have entered, or may enter, the oil sands business and begin producing bitumen and SCO, or expand their existing operations. It is difficult to assess the number, level of production and ultimate timing of all potential new projects or when existing production levels may increase. During recent years, a global focus on the oil sands through increasing industry consolidation that has created competitors with financial capacity has significantly increased the supply of bitumen, SCO and heavy crude oil in the marketplace. Although current commodity pricing has slowed certain larger projects in the short term, the impact of this level of activity on regional infrastructure, including pipelines, has placed stress on the availability and cost of all resources required to build and run new and existing oil sands operations.

For Suncor's Refining and Marketing business, management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue. In addition, to the extent that the company's downstream business unit participates in new product

64  2017 ANNUAL REPORT   Suncor Energy Inc.

markets, it could be exposed to margin risk and volatility from either cost and/or selling price fluctuations.

There is a risk that increased competition could cause costs to increase, put further strain on existing infrastructure and cause margins for refined and unrefined products to be volatile, which could have a material adverse effect on Suncor's business, financial condition and results of operations.

Land Claims and Aboriginal Consultation

Aboriginal Peoples have claimed Aboriginal title and rights to portions of Western Canada. In addition, Aboriginal Peoples have filed claims against industry participants relating in part to land claims, which may affect the company's business.

The requirement to consult with Aboriginal Peoples in respect of oil and gas projects and related infrastructure has also increased in recent years and will further increase under Bill C-69. In addition, the Canadian federal government and the provincial government in Alberta have made a commitment to renew their relationships with the Aboriginal Peoples of Canada. The federal government has stated it now fully supports the United Nations Declaration on the Rights of Indigenous Peoples (the Declaration) without qualification and that Canada intends "nothing less than to adopt and implement the Declaration in accordance with the Canadian Constitution." Recently, the federal government announced its support of a private member's bill, Bill C-262, An Act to ensure that the laws of Canada are in harmony with the United Nations Declaration on the Rights of Indigenous Peoples, promoting the full adoption of the Declaration into Canadian law. It is anticipated that the Bill may become law in 2018. The Alberta government is also currently exploring how best to implement the principles and objectives of the Declaration in a way that is consistent with the Constitution and Alberta law. At this time, it is unclear how the Declaration will be adopted into Canadian law and the impact of the Declaration on the Crown's duty to consult with Aboriginal Peoples.

Suncor is unable to assess the effect, if any, that any such land claims, consultation requirements with Aboriginal Peoples or adoption of the Declaration into Canadian law may have on Suncor's business; however, the impact may be material.

Litigation Risk

There is a risk that Suncor or entities in which it has an interest may be subject to litigation, and claims under such litigation may be material. Various types of claims may be raised in these proceedings, including, but not limited to, environmental damage, climate change and the impacts thereof, breach of contract, product liability, antitrust, bribery and other forms of corruption, tax, patent infringement, employment matters and in relation to an attack, breach or unauthorized access to Suncor's information technology and infrastructure. Litigation is subject to uncertainty and it is possible that there could be material adverse developments in pending or future cases. Unfavourable outcomes or settlements of litigation could encourage the commencement of additional litigation. Suncor may also be subject to adverse publicity and reputational impacts associated with such matters, regardless of whether Suncor is ultimately found liable. There is a risk that the outcome of such litigation may be materially adverse to the company and/or the company may be required to incur significant expenses or devote significant resources in defence against such litigation, the success of which cannot be guaranteed.

Dividends

Suncor's payment of future dividends on its common shares will be dependent on, among other things, legislative requirements, the company's financial condition, results of operations, cash flow, need for funds to finance ongoing operations, debt covenants and other business considerations as the company's Board of Directors considers relevant. There can be no assurance that Suncor will continue to pay dividends in the future.

Other Risk Factors

A detailed discussion of additional risk factors is presented in our most recent Annual Information Form / Form 40-F, filed with the Canadian and U.S. securities regulators, respectively.

11. OTHER ITEMS

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Based on their evaluation as of December 31, 2017, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of December 31, 2017, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred

2017 ANNUAL REPORT   Suncor Energy Inc.  65

during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

The effectiveness of our internal control over financial reporting as at December 31, 2017 was audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited Consolidated Financial Statements for the year ended December 31, 2017.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

Suncor has updated its full year business environment outlook assumption as a result of the recently announced change in the U.S. corporate tax rate from 35% to 21%. There have been no other changes to the corporate guidance ranges previously issued on February 7, 2018. For further details and advisories regarding Suncor's 2018 corporate guidance, see www.suncor.com/guidance.

66  2017 ANNUAL REPORT   Suncor Energy Inc.

12. ADVISORIES

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings (loss), ROCE, funds from (used in) operations, discretionary free funds flow, Oil Sands operations cash operating costs, Syncrude cash operating costs, refining gross margin, refining operating expense and LIFO – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

Operating Earnings (Loss)

Operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses operating earnings (loss) to evaluate operating performance, because management believes it provides better comparability between periods. For the years ended December 31, 2017, December 31, 2016 and December 31, 2015, consolidated operating earnings (loss) are reconciled to net earnings (loss) in the Financial Information section of this MD&A and operating earnings (loss) for each segment are reconciled to net earnings (loss) in the Segment Results and Analysis section of the MD&A. Operating earnings (loss) for the three months ended December 31, 2017 and December 31, 2016 are reconciled to net earnings (loss) below.

Bridge Analyses of Operating Earnings

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings narratives following the bridge analyses in that particular section of the MD&A. These bridge analyses are presented because management uses this presentation to analyze performance.

•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and Exploration and Production segments and throughput volumes and mix for the Refining and Marketing segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties. Also included are refining and marketing margins, other operating revenues, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Operating and Transportation Expense includes project start-up costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other Income includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings adjustments, changes in statutory income tax rates, other income tax adjustments and the net impact of the sale of the lubricants business in the first quarter of 2017.

Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed of major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being

2017 ANNUAL REPORT   Suncor Energy Inc.  67

evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess performance of operating assets.

Year ended December 31 ($ millions, except as noted)		2017	2016	2015

Adjustments to net earnings

Net earnings (loss) attributed to common shareholders		4 458	434	(1 995)

Add after-tax amounts for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(702)	(524)	1 930

Net interest expense		158	304	312

	A	3 914	214	247

Capital employed – beginning of twelve-month period

Net debt		14 414	11 254	7 834

Shareholders' equity		44 630	39 039	41 603

		59 044	50 293	49 437

Capital employed – end of twelve-month period

Net debt		12 907	14 414	11 254

Shareholders' equity		45 383	44 630	39 039

		58 290	59 044	50 293

Average capital employed	B	58 667	57 999	50 565

ROCE – including major projects in progress (%)	A/B	6.7	0.4	0.5

Average capitalized costs related to major projects in progress	C	12 901	10 147	7 195

ROCE – excluding major projects in progress (%)	A/(B-C)	8.6	0.5	0.6

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Funds from (used in) Operations and Discretionary Free Funds Flow

Funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by (used in) operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can include, among other factors, the timing of offshore feedstock purchases and payments for fuel and income taxes, and the timing of cash flows related to accounts receivable and accounts payable, which management believes reduces comparability between periods.

	Oil Sands			Exploration and Production			Refining and Marketing
Year ended December 31 ($ millions)	2017	2016	2015	2017	2016	2015	2017	2016	2015

Net earnings (loss)	1 009	(1 149)	(856)	732	190	(758)	2 658	1 890	2 306

Adjustments for:

Depreciation, depletion, amortization and impairment	3 782	3 864	3 583	1 028	1 381	3 106	685	702	685

Deferred income taxes	170	(78)	172	(113)	(506)	(1 235)	(138)	12	(21)

Accretion	195	208	144	45	53	50	7	7	7

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	—	—	—

Change in fair value of financial instruments and trading inventory	2	19	20	—	—	—	9	27	60

Loss on debt extinguishment	—	—	—	—	—	—	—	—	—

(Gain) loss on disposal of assets	(50)	(33)	8	—	—	(5)	(354)	(35)	(109)

Share-based compensation	(3)	41	13	6	12	9	4	21	2

Exploration expenses	—	—	—	41	204	255	—	—	—

Settlement of decommissioning and restoration liabilities	(305)	(248)	(277)	(31)	(1)	(5)	(17)	(20)	(20)

Other	(62)	45	28	17	(20)	(31)	(13)	2	11

Funds from (used in) operations	4 738	2 669	2 835	1 725	1 313	1 386	2 841	2 606	2 921

(Increase) decrease in non-cash working capital	(451)	(383)	(27)	(13)	60	322	1 563	787	306

Cash flow provided by (used in) operating activities	4 287	2 286	2 808	1 712	1 373	1 708	4 404	3 393	3 227

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	Corporate, Energy Trading and Eliminations			Total
Year ended December 31 ($ millions)	2017	2016	2015	2017	2016	2015

Net earnings (loss)	59	(486)	(2 687)	4 458	445	(1 995)

Adjustments for:

Depreciation, depletion, amortization and impairment	106	170	126	5 601	6 117	7 500

Deferred income taxes	330	60	160	249	(512)	(924)

Accretion of liabilities	—	1	(4)	247	269	197

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(771)	(458)	1 967	(771)	(458)	1 967

Change in fair value of financial instruments and trading inventory	117	(53)	7	128	(7)	87

Loss on debt extinguishment	51	99	—	51	99	—

Gain on disposal of assets	(70)	—	(4)	(474)	(68)	(110)

Share-based compensation	24	68	(6)	31	142	18

Exploration expenses	—	—	—	41	204	255

Settlement of decommissioning and restoration liabilities	—	—	—	(353)	(269)	(302)

Other	(11)	(1)	105	(69)	26	113

Funds (used in) from operations	(165)	(600)	(336)	9 139	5 988	6 806

(Increase) decrease in non-cash working capital	(1 272)	(772)	(523)	(173)	(308)	78

Cash flow (used in) provided by operating activities	(1 437)	(1 372)	(859)	8 966	5 680	6 884

Discretionary free funds flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting sustaining capital, inclusive of associated capitalized interest, and dividends. Discretionary free funds flow reflects cash available for increasing distributions to shareholders and to fund growth investments. Management uses discretionary free funds flow to measure the capacity of the company to increase returns to shareholders and grow the business. The following is a reconciliation of discretionary free funds flow for Suncor's last three years of operations.

($ millions)	2017	2016	2015

Funds from operations	9 139	5 988	6 806

Sustaining capital and dividends	(5 083)	(4 191)	(4 250)

Discretionary free funds flow	4 056	1 797	2 556

Oil Sands Operations and Syncrude Cash Operating Costs

Oil Sands operations and Syncrude cash operating costs are non-GAAP financial measures. Oil Sands operations cash operating costs are calculated by adjusting Oil Sands segment OS&G expense (a GAAP measure based on sales volumes) for i) costs pertaining to Syncrude operations; ii) non-production costs that management believes do not relate to the production performance of Oil Sands operations, including, but not limited to, share-based compensation adjustments, research, and the expense recorded as part of a non-monetary arrangement involving a third-party processor; iii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iv) project start-up costs; and v) the impacts of changes in inventory levels, such that the company is able to present cost information based on production volumes. Syncrude cash operating costs are calculated by adjusting Syncrude OS&G for non-production costs that management believes do not relate to the production performance of Syncrude operations, including, but not limited to, share-based compensation, research and project start-up costs. Oil Sands operations and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses Oil Sands operations and Syncrude cash operating costs to measure Oil Sands operating performance.

Refining Margin and Refining Operating Expense

Refining margin and refining operating expense are non-GAAP financial measures. Refining margin is calculated by adjusting R&M segment operating revenues, other income and purchases of crude oil and products (GAAP measures) for non-refining

70  2017 ANNUAL REPORT   Suncor Energy Inc.

margin pertaining to the company's supply, marketing and ethanol businesses, and the company's former lubricants business. Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing, ethanol and the company's former lubricants businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining margin and refining operating expense to measure operating performance on a production barrel basis.

Year ended December 31 ($ millions, except as noted)	2017	2016	2015

Refining gross margin reconciliation

Gross margin, operating revenues less purchases of crude oil and products	5 952	5 813	6 311

Other income	73	16	86

Non-refining margin	(1 800)	(2 403)	(2 123)

Refining margin	4 225	3 426	4 274

Refinery production(1) (mbbls)	174 461	168 798	171 581

Refining margin ($/bbl)	24.20	20.30	24.90

Refining operating expense reconciliation

Operating, selling and general expense	2 007	2 203	2 219

Non-refining costs	(1 125)	(1 343)	(1 338)

Refining operating expense	882	860	881

Refinery production(1)	174 461	168 798	171 581

Refining operating expense ($/bbl)	5.05	5.10	5.10

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

Impact of First-in, First-out Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO valuation methodology. For Suncor, this results in a lag between the sales prices for refined products, which reflects current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

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Operating Earnings Reconciliations – Fourth Quarter 2017 and 2016

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Net earnings (loss) as reported	670	276	217	54	886	524	(391)	(323)	1 382	531

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	91	222	91	222

Impact of income tax rate adjustment on deferred taxes	—	—	14	—	(140)	—	2	—	(124)	—

Insurance proceeds	(55)	—	—	—	—	—	—	—	(55)	—

Loss on early repayment of long-term debt	—	—	—	—	—	—	18	—	18	—

Derecognition and impairments	—	40	—	—	—	—	—	31	—	71

Non-cash mark to market gain on interest rate swaps	—	—	—	—	—	—	(2)	(188)	(2)	(188)

Operating earnings (loss)	615	316	231	54	746	524	(282)	(258)	1 310	636

Funds from Operations Reconciliations – Fourth Quarter 2017 and 2016

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Net earnings (loss)	670	276	217	54	886	524	(391)	(323)	1 382	531

Adjustments for:

Depreciation, depletion, amortization and impairment	1 055	1 038	219	294	196	196	18	73	1 488	1 601

Deferred income taxes	181	(14)	5	(44)	(161)	(3)	78	(9)	103	(70)

Accretion of liabilities	49	53	12	10	2	2	—	—	63	65

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	74	313	74	313

Change in fair value of financial instruments and trading inventory	2	—	—	—	9	(1)	5	(271)	16	(272)

Gain on disposal of assets	(46)	—	—	—	(2)	(21)	—	—	(48)	(21)

Loss on debt extinguishment	—	—	—	—	—	—	26		26	—

Share-based compensation	34	57	4	7	17	32	61	105	116	201

Exploration expenses	—	—	—	65	—	—	—	—	—	65

Settlement of decommissioning and restoration liabilities	(76)	(55)	(15)	(1)	(7)	(7)	—	—	(98)	(63)

Other	(89)	17	(11)	—	(5)	—	(1)	(2)	(106)	15

Funds from (used in) operations	1 780	1 372	431	385	935	722	(130)	(114)	3 016	2 365

(Decrease) increase in non-cash working capital	(509)	217	101	156	496	982	(349)	(929)	(261)	426

Cash flow provided by (used in) operating activities	1 271	1 589	532	541	1 431	1 704	(479)	(1 043)	2 755	2 791

72  2017 ANNUAL REPORT   Suncor Energy Inc.

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day

mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres

MW	Megawatts
MWh	Megawatt hour
Places and Currencies

U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia

$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment

DD&A	Depreciation, depletion and amortization

WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange

Forward-Looking Information

This MD&A contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "potential", "future", "opportunity", "would" and similar expressions.

Forward-looking statements in this MD&A include references to:

Suncor's strategy, business plans and expectations about the cost and development of projects, the performance of its assets, production volumes, and capital expenditures, including:

•
Suncor's strategies and commitments, including delivering competitive and sustainable returns to shareholders by focusing on capital discipline, operational excellence and long-term profitable growth, and by leveraging our competitive advantages of an industry-leading long-life, low-decline oil sands reserves base, a highly efficient, tightly integrated downstream, a focused offshore business that provides geographic and cash flow diversification, financial strength, industry expertise and a commitment to sustainability, and key components of Suncor's strategy, including profitably operating and developing our reserves, optimizing value through integration, achieving industry-leading unit costs in each business segment, and being an industry leader in sustainable development;

•
Expectations about the Fort Hills mining project, including the expectation that Fort Hills will reach 90% of production capacity by the end of 2018, planned nameplate capacity of 194,000 bbls/d and net capacity to Suncor, the expectation that testing of the front end of the plant in 2017 will mitigate the risk associated with the ramp up in 2018, that working interests in Fort Hills may be further adjusted, and the expectation that sustaining capital expenditures in 2018 will be focused on tailings management and projects to preserve production capacity, including mining equipment;

2017 ANNUAL REPORT   Suncor Energy Inc.  73

•
Expectations about Hebron, including the expectation that the peak production rate will be more than 30,000 bbls/d, net to Suncor, following a ramp-up phase over the next several years, drilling plans in 2018, and the project cost estimate;

•
Expectations about Syncrude, including that reliability continues to be a focus, efforts with other Syncrude owners on a framework to drive operating efficiencies, improve performance and develop regional synergies, the expectation that the company will receive an additional $64 million in 2018 in property damage insurance proceeds related to the facility incident that occurred at Syncrude in the first quarter of 2017, and the expectation that sustaining capital expenditures in 2018 will focus on reliability programs, planned maintenance and maintaining production capacity;

•
Expectations about the West White Rose Project, including that first oil from the project is targeted in 2022, and that the company's share of peak production is estimated to be 20,000 bbls/d;

•
The opportunity for production growth at Oil Sands through low-cost debottlenecks, expansions and increased reliability, the focus at Oil Sands on safe, reliable and sustainable operations, including continuing to improve upgrader reliability and the replacement of the coke-fired boilers at Oil Sands Base to enhance carbon and cost competitiveness, the aim of the company's operational excellence initiatives to improve facility utilization and workforce productivity and the expectation that these initiatives will achieve steady production growth while reducing operating costs, the focus on continuing efforts to sustainably reduce controllable operating costs through elimination of non-critical work and continued collaboration with suppliers and business partners, and the focus on managing investment opportunities, including sustainability priorities, through a robust asset development process and realizing turnaround productivity improvements;

•
The Exploration and Production segment's focus on low-cost projects that deliver significant returns, cash flow and long-term value, and exploration and development opportunities currently being evaluated off the east coast of Canada, offshore Norway and in the U.K. North Sea to provide diverse and lower cost conventional production;

•
Plans for sustaining capital at Oil Sands operations, which are expected to focus on tailings management, planned maintenance, and other investments to maintain production capacity at existing facilities, primarily related to new well pads for In Situ assets to offset natural production declines and development of an autonomous haul truck program;

•
The expectation that well pads under construction will maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads declines;

•
Plans to continue ongoing development activities in the east coast of Canada and U.K. leveraging existing facilities and infrastructure to provide incremental production and extend the productive life of existing fields, development work planned for 2018 on the Norwegian Oda project and the Fenja development project, pre-sanction design work on the Rosebank future development project, and planned growth capital expenditures in 2018;

•
The expectation that sustaining capital for Refining and Marketing will focus on planned maintenance events, technological investments and routine asset replacement;

•
Suncor's plan to continue to leverage the Petro-Canada brand to increase non-petroleum revenues through the company's network of convenience stores and car washes;

•
Potential future wind and solar power projects;

•
The Energy Trading business evaluating additional pipeline agreements to support long-term planned production growth; and

•
Expectations about the closing of the transactions with Canbriam and Faroe Petroleum and the timing thereof.

The anticipated timing, duration and impact of planned maintenance events, including:

•
Planned Upgrader 1 maintenance at Oil Sands Base and coker maintenance at Syncrude scheduled for completion within the second quarter of 2018, and additional maintenance events at Upgrader 2 and Syncrude scheduled to begin in the third quarter of 2018, with completion extending into the early part of the fourth quarter of 2018;

•
A planned four-week maintenance event at Terra Nova scheduled to commence in the third quarter of 2018; and

•
A planned seven-week maintenance event at the Edmonton refinery, including a one-month full refinery turnaround, and a four-week turnaround event at the Commerce City refinery, both of which are scheduled to begin late in the first quarter of 2018 and extend into the second quarter of 2018, a six-week turnaround event at the Sarnia refinery in the second quarter of 2018, a three-week maintenance event at the Montreal refinery scheduled for the second quarter, a five-week maintenance event at the Montreal Refinery scheduled to begin in the third quarter of 2018, and a two-week

74  2017 ANNUAL REPORT   Suncor Energy Inc.

  maintenance event at the Commerce City refinery scheduled to begin in the fourth quarter.

Also:

•
The expectation that the net decrease in long-term debt in 2017 will reduce future financing costs and provide additional balance sheet flexibility, and that the decrease in the company's credit facility and the cancellation of the credit facility acquired through the acquisition of COS are no longer required;

•
Economic sensitivities;

•
The expectation that the company will capitalize significantly less interest in 2018 and that growth spending at Oil Sands ventures will decrease significantly in 2018;

•
The company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources;

•
The belief that the company will have the capital resources to fund its planned 2018 capital spending program of $4.5 to $5.0 billion and to meet current and future working capital requirements through cash balances and cash equivalents, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, divesting of non-core assets and accessing capital markets;

•
The objectives of the company's short-term investment portfolio and the expectation that the maximum weighted average term to maturity of the company's short-term investment portfolio will not exceed six months, and all investments will be with counterparties with investment grade debt ratings; and

•
Management of debt levels continuing to be a priority for Suncor given the company's long-term growth plans and the volatility in commodity pricing, and Suncor's belief that a phased and flexible approach to existing and future growth projects should assist Suncor in maintaining its ability to manage project costs and debt levels.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, Exploration and Production, and Refining and Marketing, may be affected by a number of factors.

Factors that affect Suncor's Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company's proprietary production will be closed, experience equipment failure or other accidents; Suncor's ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; Suncor's dependence on pipeline capacity and other logistical constraints, which may affect the company's ability to distribute products to market; Suncor's ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company's ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor's Exploration and Production segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

2017 ANNUAL REPORT   Suncor Energy Inc.  75

Factors that affect Suncor's Refining and Marketing segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; the company's ability to reliably operate refining and marketing facilities in order to meet production or sales targets; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates; fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the execution of Suncor's major projects and the commissioning and integration of new facilities; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory and stakeholder approval for the company's operations and exploration and development activities; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; the receipt of any required regulatory or other third-party approvals outside of Suncor's control and the satisfaction of any conditions to such approvals; risks associated with land claims and Aboriginal consultation requirements; risks relating to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this MD&A, including under the heading Risk Factors, and the company's 2017 AIF dated March 1, 2018 and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

76  2017 ANNUAL REPORT   Suncor Energy Inc.

QuickLinks

  EXHIBIT 99-2
Management's Discussion and Analysis for the fiscal year ended December 31, 2017, dated March 1, 2018